As filed with the Securities and Exchange             Registration No. 33-34370*
Commission on February 21, 1997                       Registration No. 811-2512
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
--------------------------------------------------------------------------------
                       POST-EFFECTIVE AMENDMENT NO. 26 TO
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                and Amendment to

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
--------------------------------------------------------------------------------

     Variable Annuity Account B of Aetna Life Insurance and Annuity Company

                    Aetna Life Insurance and Annuity Company

            151 Farmington Avenue, RC4A, Hartford, Connecticut 06156

        Depositor's Telephone Number, including Area Code: (860) 273-7834

                            Susan E. Bryant, Counsel
                    Aetna Life Insurance and Annuity Company
            151 Farmington Avenue, RC4A, Hartford, Connecticut 06156
                     (Name and Address of Agent for Service)
--------------------------------------------------------------------------------

It is proposed that this filing will become effective:

                       60 days after filing pursuant to paragraph (a)(2) of Rule
          --------     485

             X         on May 1, 1997 pursuant to paragraph (a)(1) of Rule 485
          --------

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant expects to file a Rule 24f-2 Notice for the fiscal year ended December 31, 1996 on or before February 28, 1997.

*Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the following earlier Registration Statement: 33-87932.

                           VARIABLE ANNUITY ACCOUNT B
                              CROSS REFERENCE SHEET

FORM N-4
ITEM NO.                        PART A (PROSPECTUS)                           LOCATION
1           Cover Page...........................................   Cover Page

2           Definitions..........................................   Definitions

3           Synopsis.............................................   Prospectus Summary; Fee Table

4           Condensed Financial Information......................   Condensed Financial Information

5           General Description of Registrant, Depositor, and       The Company; Variable Annuity Account
            Portfolio Companies..................................   B; The Funds

6           Deductions and Expenses..............................   Charges and Deductions; Distribution

7           General Description of Variable Annuity Contracts....   Purchase; Miscellaneous

8           Annuity Period.......................................   Annuity Period

9           Death Benefit........................................   Death Benefit During Accumulation
                                                                    Period; Death Benefit Payable During
                                                                    the Annuity Period

10          Purchases and Contract Value.........................   Purchase; Contract Valuation

11          Redemptions..........................................   Right to Cancel; Withdrawals

12          Taxes................................................   Tax Status

13          Legal Proceedings....................................   Miscellaneous - Legal Matters and
                                                                    Proceedings

14          Table of Contents of the Statement of Additional        Contents of the Statement of
            Information..........................................   Additional Information






FORM N-4                        PART B (STATEMENT OF
ITEM NO.                       ADDITIONAL INFORMATION)                                LOCATION

15          Cover Page...........................................    Cover page

16          Table of Contents....................................    Table of Contents

17          General Information and History......................    General Information and History

18          Services.............................................    General Information and History;
                                                                     Independent Auditors

19          Purchase of Securities Being Offered.................    Offering and Purchase of Contracts

20          Underwriters.........................................    Offering and Purchase of Contracts

21          Calculation of Performance Data......................    Performance Data; Average Annual
                                                                     Total Return Quotations

22          Annuity Payments.....................................    Annuity Payments

23          Financial Statements.................................    Financial Statements

                                 Part C (Other Information)

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                  PROSPECTUS
 =============================================================================


The Contracts offered in connection with this Prospectus are the "Aetna Marathon Plus" [Growth Plus (New York)] group and individual deferred variable annuity contracts ("Contracts") issued by Aetna Life Insurance and Annuity Company (the "Company"). The Contracts are available as (1) nonqualified deferred annuity contracts, (2) Individual Retirement Annuities ("IRA") under Section 408(b) of the Internal Revenue Code (may be subject to approval by state regulatory agencies); or (3) qualified contracts issued in connection with certain employer sponsored retirement plans (may be subject to approval by the Company and state regulatory agencies). Currently, the IRA is not available as a "SIMPLE IRA" as defined in Section 408(p) of the Internal Revenue Code. In most states, group Contracts are offered, generally to certain broker-dealers or banks which have agreed to act as Distributors of the Contracts. Individuals who have established accounts with those broker-dealers or banks are eligible to participate in the Contract. Individual Contracts are offered only in those states where the group Contracts are not authorized for sale. (See "Purchase.")



The Contracts provide that Purchase Payments may be allocated to the ALIAC Guaranteed Account (the "Guaranteed Account"), a credited interest option, or to one or more of the Subaccounts of Variable Annuity Account B, a separate account of the Company. The Subaccounts invest directly in shares of the following Funds:



   (bullet) Aetna Variable Fund
   (bullet) Aetna Income Shares
   (bullet) Aetna Variable Encore Fund
   (bullet) Aetna Investment Advisers Fund, Inc.
   (bullet) Aetna Ascent Variable Portfolio
   (bullet) Aetna Crossroads Variable Portfolio
   (bullet) Aetna Legacy Variable Portfolio
   (bullet) Aetna Variable Capital Appreciation Portfolio
   (bullet) Aetna Variable Growth Portfolio
   (bullet) Aetna Variable Index Plus Portfolio
   (bullet) Aetna Variable Small Company Portfolio
   (bullet) Alger American Balanced Portfolio
   (bullet) Alger American Growth Portfolio
   (bullet) Alger American Income and Growth Portfolio
   (bullet) Alger American Leveraged AllCap Portfolio
   (bullet) Alger American MidCap Growth Portfolio
   (bullet) Alger American Small Cap Portfolio
   (bullet) American Century VP Balanced (formerly "TCI Balanced")
   (bullet) American Century VP Capital Appreciation (formerly "TCI Growth") (bullet) American Century VP International (formerly "TCI International") (bullet) Federated American Leaders Fund II
   (bullet) [Federated Equity Income Fund II]
   (bullet) Federated Fund for U.S. Government Securities II
   (bullet) [Federated Growth Strategies Fund II]
   (bullet) Federated High Income Bond Fund II
   (bullet) [Federated International Equity Fund II]
   (bullet) [Federated Prime Money Fund II]
   (bullet) Federated Utility Fund II
   (bullet) Fidelity VIP Equity-Income Portfolio
   (bullet) Fidelity VIP Growth Portfolio
   (bullet) Fidelity VIP High Income Portfolio
   (bullet) Fidelity VIP Overseas Portfolio
   (bullet) Fidelity VIP II Asset Manager Portfolio
   (bullet) Fidelity VIP II Contrafund Portfolio
   (bullet) Fidelity VIP II Index 500 Portfolio
   (bullet) Fidelity VIP II Investment Grade Bond Portfolio
   (bullet) Janus Aspen Aggressive Growth Portfolio
   (bullet) Janus Aspen Balanced Portfolio
   (bullet) Janus Aspen Flexible Income Portfolio
   (bullet) Janus Aspen Growth Portfolio
   (bullet) Janus Aspen Short-Term Bond Portfolio
   (bullet) Janus Aspen Worldwide Growth Portfolio
   (bullet) Lexington Emerging Markets Fund, Inc.
   (bullet) Lexington Natural Resources Trust
   (bullet) MFS Emerging Growth Series
   (bullet) MFS Research Series
   (bullet) MFS Total Return Series
   (bullet) MFS Value Series
   (bullet) MFS World Governments Series
   (bullet) Oppenheimer Capital Appreciation Fund
   (bullet) Oppenheimer Global Securities Fund
   (bullet) Oppenheimer Growth & Income Fund
   (bullet) Oppenheimer Strategic Bond Fund


Except as specifically mentioned, this Prospectus describes only investments through the Separate Account. The Guaranteed Account is described in the Appendix to this Prospectus, as well as in the Guaranteed Account's prospectus. The availability of the Funds and the Guaranteed Account is subject to applicable regulatory authorization; not all options may be available in all jurisdictions or under all Contracts. (See "Investment Options.")


This Prospectus provides investors with the information about the Separate Account that they should know before investing in the Contracts. Additional information about the Separate Account is contained in a Statement of Additional Information ("SAI") which is available at no charge. The SAI has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents for the SAI is printed on page of this Prospectus. An SAI may be obtained by indicating the request on your Application or by calling the number listed under the "Inquiries" section of the Prospectus Summary.


THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS AND THE ALIAC GUARANTEED ACCOUNT. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              TABLE OF CONTENTS
 =============================================================================
DEFINITIONS                                                   DEFINITIONS - 1
PROSPECTUS SUMMARY                                                SUMMARY - 1
FEE TABLE                                                       FEE TABLE - 1
CONDENSED FINANCIAL INFORMATION                               AUV HISTORY - 1
THE COMPANY                                                                 1
VARIABLE ANNUITY ACCOUNT B                                                  1
INVESTMENT OPTIONS                                                          1
  The Funds                                                                 1
  Credited Interest Option                                                  6
PURCHASE                                                                    6
  Contract Availability                                                     6
  Purchasing Interests in the Contract                                      6
  Purchase Payments                                                         7
  Contract Rights                                                           7
  Designations of Beneficiary and Annuitant                                 7
  Right to Cancel                                                           7
CHARGES AND DEDUCTIONS                                                      8
  Daily Deductions from the Separate Account                                8
    Mortality and Expense Risk Charge                                       8
    Administrative Charge                                                   8
  Maintenance Fee                                                           8
  Reduction or Elimination of Administrative Charge and Maintenance Fee     8
  Deferred Sales Charge                                                     8
  Reduction or Elimination of the Deferred Sales Charge                     9
  Fund Expenses                                                            10
  Premium and Other Taxes                                                  10
CONTRACT VALUATION                                                         10
  Account Value                                                            10
  Accumulation Units                                                       10
  Net Investment Factor                                                    10
TRANSFERS                                                                  11
  Dollar Cost Averaging Program                                            11
  Account Rebalancing Program                                              11
WITHDRAWALS                                                                11
ADDITIONAL WITHDRAWAL OPTIONS                                              12
DEATH BENEFIT DURING ACCUMULATION PERIOD                                   12
  Death Benefit Amount                                                     12
  Death Benefit Payment Options                                            13
    Nonqualified Contracts                                                 13
    Qualified Contracts                                                    13

ANNUITY PERIOD                                                             14
  Annuity Period Elections                                                 14
  Partial Annuitization                                                    14
  Annuity Options                                                          15
  Annuity Payments                                                         15
  Charges Deducted During the Annuity Period                               16
  Death Benefit Payable During the Annuity Period                          16
TAX STATUS                                                                 16
  Introduction                                                             16
  Taxation of the Company                                                  16
  Tax Status of the Contract                                               17
  Taxation of Annuity Contracts                                            18
Contracts Used with Certain Retirement Plans                               20
  Qualified Contracts in General                                           20
  Individual Retirement Annuities and Simplified
     Employee Pension Plans                                                22
  Withholding                                                              22
MISCELLANEOUS                                                              22
  Distribution                                                             22
  Delay or Suspension of Payments                                          23
  Performance Reporting                                                    23
  Voting Rights                                                            23
  Modification of the Contract                                             23
  Transfers of Ownership; Assignment                                       24
  Involuntary Terminations                                                 24
  Legal Matters and Proceedings                                            24
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                        25
APPENDIX--ALIAC GUARANTEED ACCOUNT                                         26

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. THE COMPANY DOES NOT AUTHORIZE ANY PERSON TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS EXCEPT AS OTHERWISE CONTAINED HEREIN.

                                 DEFINITIONS
 =============================================================================

The following terms are defined as they are used in this Prospectus:

Account: A record that identifies contract values accumulated on each Certificate Holder's behalf during the Accumulation Period.

Account Value: The total dollar value of amounts held in an Account as of each Valuation Date during the Accumulation Period.

Account Year: A period of twelve months measured from the date on which an Account is established (the effective date) or from an anniversary of such effective date.

Accumulation Period: The period during which Purchase Payment(s) credited to an Account are invested to fund future annuity payments.

Accumulation Unit: A measure of the value of each Subaccount before annuity payments begin.

Adjusted Account Value: The Account Value, plus or minus the aggregate market value adjustment for amounts allocated to the Guaranteed Account.

Annuitant: The person on whose life or life expectancy the annuity payments are based.

Annuity: A series of payments for life, a definite period or a combination of the two.

Annuity Date: The date on which annuity payments begin.

Annuity Period: The period during which annuity payments are made.

Annuity Unit: A measure of the value of each Subaccount selected during the Annuity Period.


Application: The form or collection of information required by the Company to purchase an interest in a group contract or an individual contract.


Beneficiary(ies): The person or persons who are entitled to receive any death benefit proceeds. Under Nonqualified Contracts, Individual Retirement Annuities, and Section 403(b) Contracts, Beneficiary refers to the beneficiary named under the Contract. Under Qualified Contracts sold in conjunction with 401(a) or 457 Plans, Beneficiary refers to the beneficiary under the plan.

Certificate: The document issued to a Certificate Holder for an Account established under a group contract.


Certificate Holder (You): A person or entity who purchases an individual Contract or acquires an interest under a group Contract.


Company (We, Us): Aetna Life Insurance and Annuity Company.

Contract: The group and individual deferred, variable annuity contracts offered by this Prospectus.

Distributor(s): The registered broker-dealer(s), or banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, which have entered into selling agreements with the Company to offer and sell the Contracts. The Company may also serve as a Distributor.

Fund(s): An open-end registered management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Contract.

Group Contract Holder: The entity to which a group Contract is issued.

Home Office: The Company's principal executive offices located at 151 Farmington Avenue, Hartford, Connecticut 06156.


Individual Contract Holder: A person or entity who has purchased an individual variable annuity contract (also referred to as a "Certificate Holder").


--------------------------------------------------------------------------------
                               DEFINITIONS - 1

Individual Retirement Annuity: An individual or group variable deferred annuity intended to qualify under Code Section 408(b).

Nonqualified Contract: A contract established to supplement an individual's retirement income, or to provide an alternative investment option under an Individual Retirement Account qualified under Code Section 408(a).

Purchase Payment(s): The gross payment(s) made to the Company under an Account.

Qualified Contracts: Contracts available for use with plans entitled to special federal income tax treatment under Code Sections 401(a), 403(b), 408(b) or 457.

Registered Representative: The individual who is registered with a broker-dealer acting as Distributor to offer and sell securities, or who is an employee of a bank acting as Distributor that is exempt from broker-dealer registration under the Securities Exchange Act of 1934. Registered Representatives must also be licensed as insurance agents to sell variable annuity contracts.

Separate Account: Variable Annuity Account B, a separate account established for the purpose of funding variable annuity contracts issued by the Company.

Subaccount(s): The portion of the assets of the Separate Account that is allocated to a particular Fund. Each Subaccount invests in the shares of only one corresponding Fund.

Surrender Value: The amount payable upon the withdrawal of all or any portion of an Account Value.


Valuation Date: The date and time at which the Accumulation Unit Value and Annuity Unit Value of a Subaccount is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange is open.


--------------------------------------------------------------------------------
                               DEFINITIONS - 2

                              PROSPECTUS SUMMARY
 =============================================================================


Contracts Offered
   The Contracts offered in connection with this Prospectus are group and individual deferred variable annuity contracts issued by Aetna Life Insurance and Annuity Company (the "Company"). The purpose of the Contract is to accumulate values and to provide benefits upon retirement. The Contracts are currently available for (1) individual nonqualified purchases (we reserve the right to limit the ownership of nonqualified contracts to natural persons);
(2) Individual Retirement Annuities ("IRA"), other than "SIMPLE IRAs" as defined in Section 408(p) of the Internal Revenue Code (may be subject to approval by state regulatory agencies); and (3) purchases made in conjunction with employer sponsored retirement plans under Sections 401(a), 403(b) or 457 of the Code (may be subject to approval by the Company and by state regulatory agencies).
   In most states, group Contracts are offered, generally to certain broker-dealers or banks which have agreed to act as Distributors of the Contracts. Individuals who have established accounts with those broker-dealers or banks are eligible to participate in the Contract. Individual Contracts are offered in those states where the group Contracts are not authorized for sale. Joint Certificate Holders are allowed only on Nonqualified Contracts. A joint Certificate Holder must be the spouse of the other joint Certificate Holder except in New York and Pennsylvania. References to "Certificate Holders" in this Prospectus mean both of the Certificate Holders on joint Accounts.



Contract Purchase
   You may purchase an interest in the Contract by completing an Application and submitting it to the Company. Purchase Payments can be applied to the Contract either through a lump-sum payment or through ongoing contributions. (See "Purchase.")


Free Look Period
   You may cancel the Contract or Certificate within 10 days after you receive it (or longer if required by state law) by returning it to the Company along with a written notice of cancellation. Unless state law requires otherwise, the amount you will receive upon cancellation will reflect the investment performance of the Subaccounts into which your Purchase Payments were deposited. In some cases this may be more or less than the amount of your Purchase Payments. Under a Contract issued as an Individual Retirement Annuity, you will receive a refund of your Purchase Payment. (See "Purchase--Right to Cancel.")


Investment Options
   The Company has established Variable Annuity Account B, a registered unit investment trust, for the purpose of funding the variable portion of the Contracts. The Separate Account is divided into Subaccounts which invest directly in shares of the Funds described herein. The Contract allows investment in the Subaccounts, as well as in the Guaranteed Account described below subject to the limitations described in "Investment Options," see p 1. For a complete list of the Funds available under the Contracts, and a description of the investment objectives of each of the Funds and their investment advisers, see "Investment Options--The Funds" in this Prospectus, as well as the prospectuses for each of the Funds.
   The Guaranteed Account is the credited interest option available under the Contract which allows you to earn a fixed rate of interest, if held for the guaranteed term. (See the Appendix to this Prospectus and the prospectus for the Guaranteed Account.)

Charges and Deductions
   Certain charges are associated with these Contracts. These charges include daily deductions from the Separate Account (the mortality and expense risk charge and an administrative charge), as well as any applicable maintenance fee, transfer fees and premium and other taxes. The Funds also incur certain fees and expenses which are deducted directly from the Funds. A deferred sales charge may apply upon a full or partial withdrawal of the Account Value. (See the Fee Table and "Charges and Deductions.")


--------------------------------------------------------------------------------
                                 SUMMARY - 1

Transfers
   Prior to the Annuity Date, and subject to certain limitations, you can transfer Account Values among the Subaccounts and the Guaranteed Account. During the Annuity Period, if you have elected variable payments you can make transfers among the Subaccounts available during the Annuity Period. Currently, during the Accumulation Period, transfers are without charge. However, the Company reserves the right to charge up to $10 for each additional transfer if more than 12 transfers are made in a calendar year. Transfers can be requested in writing or by telephone in accordance with the Company's transfer procedures. During the Annuity Period, you can currently make up to four transfers each calendar year. There is no charge for these transfers. (Transfers from the Guaranteed Account may be restricted and subject to a market value adjustment. See the Appendix.)
   The Company also offers a Dollar Cost Averaging Program and an Account Rebalancing Program. The Dollar Cost Averaging Program permits the automatic transfer of amounts from any of the Subaccounts and the one-year Guaranteed Account term to any of the other Subaccounts on a monthly or quarterly basis. The Account Rebalancing Program allows you to request that each year We automatically reallocate your Account Value to specified percentages among the Subaccounts in which you invest. (See "Transfers.")

Withdrawals
   All or a part of the Account Value may be withdrawn prior to the Annuity Date by properly completing a disbursement form and sending it to the Company. Certain charges may be assessed upon withdrawal. Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. (See the Appendix.) The taxable portion of the withdrawal may also be subject to income tax and a federal tax penalty. (See "Withdrawals.")

   The Contract also offers certain Additional Withdrawal Options during the Accumulation Period subject to certain criteria. Some Additional Withdrawal Options are not available in all states and may not be suitable in every situation. (See "Additional Withdrawal Options.")


Guaranteed Death Benefit
   These Contracts contain a guaranteed death benefit feature. Upon the death of the Annuitant, the Account Value may be increased under certain circumstances. (See "Death Benefit During Accumulation Period.")
   After Annuity Payments have commenced, a death benefit may be payable to the Beneficiary depending upon the terms of the Contract and the Annuity Option selected. (See "Death Benefit Payable During the Annuity Period.")

The Annuity Period
   On the Annuity Date, you may elect to begin receiving Annuity Payments. Annuity Payments can be made on either a fixed, variable or combination fixed and variable basis. If a variable payout is selected, the payments will continue to vary with the investment performance of the Subaccount(s) selected. The Company reserves the right to limit the number of Subaccounts that may be available during the Annuity Period. (See "Annuity Period.")

Taxes
   Earnings are not generally taxed until you or your Beneficiary(ies) actually receive a distribution from the Contract. A 10% federal tax penalty may be imposed on certain withdrawals. (See "Tax Status.")

Inquiries
   Questions, inquiries or requests for additional information can be directed to your agent or local representative, or you may contact the Company as follows:
   (bullet) Write to:
Aetna Life Insurance and Annuity Company
151 Farmington Avenue
Hartford, Connecticut 06156-5996
Attention: Customer Service
   (bullet) Call Customer Service:
1-800-531-4547 (for automated transfers or changes in the allocation of Account Values, call: 1-800-262-3862)


         This Prospectus and the Statement of Additional Information
                            are Dated May 1, 1997.


--------------------------------------------------------------------------------
                                 SUMMARY - 2

                                  FEE TABLE
 =============================================================================

This Fee Table describes the various charges and expenses associated with the Contract. No sales charge is paid upon purchase of the Contract. All costs that are borne directly or indirectly under the Subaccounts and Funds are shown below. Some expenses may vary as explained under "Charges and Deductions." The charges and expenses shown below do not include premium taxes that may be applicable. For more information regarding expenses paid out of assets of a particular Fund, see the Fund's prospectus.

DIRECT CHARGES. These charges are deducted directly from the Account Value. They include:

Deferred Sales Charge. The deferred sales charge is deducted as a percentage of each Purchase Payment withdrawn. The amount of the deferred sales charge is calculated as follows:

            Years from Receipt             Deferred Sales
            of Purchase Payment           Charge Deduction
      -------------------------------  ---------------------
      Less than 2                                7%
      2 or more but less than 4                  6%
      4 or more but less than 5                  5%
      5 or more but less than 6                  4%
      6 or more but less than 7                  3%
      7 or more                                  0%

                Contracts or Certificates issued in New York:

            Years from Receipt             Deferred Sales
            of Purchase Payment           Charge Deduction
      -------------------------------  ---------------------
      Less than 1                                7%
      1 or more but less than 2                  6%
      2 or more but less than 3                  5%
      3 or more but less than 4                  4%
      4 or more but less than 5                  3%
      5 or more but less than 6                  2%
      6 or more but less than 7                  1%
      7 or more                                  0%


Annual Maintenance Fee                                             $30.00

The maintenance fee, if applicable, will generally be deducted from each Account annually and if the full Account Value is withdrawn. The maintenance fee is waived when the Account Value is $50,000 or more on the date the maintenance fee is due. The amount shown is the maximum maintenance fee that can be deducted under the Contract.

Transfer Charge                                                    $ 0.00

During the Accumulation Period We currently allow an unlimited number of transfers without charge. However, we reserve the right to impose a fee of $10 for each transfer in excess of 12 per year.

INDIRECT CHARGES. Each Subaccount pays these expenses out of its assets. The charges are reflected in the Subaccount's daily Accumulation Unit Value and are not charged directly to an Account. They include:
During the Accumulation Period:

Mortality and Expense Risk Charge                                   1.25%
Administrative Charge.                                              0.15%
                                                                    -----
Total Subaccount Annual Expenses                                    1.40%

During the Annuity Period:

Mortality and Expense Risk Charge                                   1.25%
Administrative Charge                                               0.00%*
                                                                    -----
Total Subaccount Annual Expenses                                    1.25%

*We currently do not impose an Administrative Charge during the Annuity
 Period. However, we reserve the right to deduct a daily charge of not more than 0.25% per year from the Subaccounts.

--------------------------------------------------------------------------------
                                FEE TABLE - 1

Annual Expenses of the Funds


The following table illustrates the advisory fees and other expenses applicable to the Funds. Except as noted, the following figures are a percentage of average net assets and, except where otherwise indicated, are based on figures for the year ended December 31, 1996. A Fund's "Other Expenses" include operating costs of the Fund. These expenses are reflected in the Fund's net asset value and are not deducted from the Account Value.

                                                                    Investment
                                                                     Advisory           Other           Total
                                                                      Fees(1)          Expenses      Mutual Fund
                                                                  (after expense    (after expense      Annual
                                                                  reimbursement)    reimbursement)     Expenses
                                                                   --------------   --------------   ------------
Aetna Variable Fund(2)                                                 0.50%             0.06%           0.56%
Aetna Income Shares(2)                                                 0.40%             0.08%           0.48%
Aetna Variable Encore Fund(2)                                          0.25%             0.10%           0.35%
Aetna Investment Advisers Fund, Inc.(2)                                0.50%             0.08%           0.58%
Aetna Ascent Variable Portfolio(2)                                     0.60%             0.15%           0.75%
Aetna Crossroads Variable Portfolio(2)                                 0.60%             0.15%           0.75%
Aetna Legacy Variable Portfolio(2)                                     0.60%             0.15%           0.75%
Aetna Variable Capital Appreciation Portfolio(2)
Aetna Variable Growth Portfolio(2)
Aetna Variable Index Plus Portfolio(2)
Aetna Variable Small Company Portfolio(2)
Alger American Balanced Portfolio                                      0.75%
Alger American Growth Portfolio                                        0.75%
Alger American Income and Growth Portfolio                             0.63%
Alger American Leveraged AllCap Portfolio(3)                           0.85%
Alger American MidCap Growth Portfolio                                 0.80%
Alger American Small Cap Portfolio                                     0.85%
American Century VP Balanced (formerly "TCI Balanced")(4)              1.00%
American Century VP Capital Appreciation (formerly "TCI
  Growth")(4)                                                          1.00%
American Century VP International (formerly "TCI
  International")(4)                                                   1.50%
Federated American Leaders Fund II(5)                                  0.00%
[Federated Equity Income Fund II(5)                                    0.00%]
Federated Fund for U.S. Government Securities II(5)                    0.00%
[Federated Growth Strategies Fund II(5)                                0.00%]
Federated High Income Bond Fund II(5)                                  0.00%
[Federated International Equity Fund II(5)                             0.00%]
[Federated Prime Money Fund II(5)                                      0.00%]
Federated Utility Fund II(5)                                           0.00%
Fidelity VIP Equity-Income Portfolio                                   0.51%
Fidelity VIP Growth Portfolio                                          0.61%
Fidelity VIP High Income Portfolio(6)                                  0.60%
Fidelity VIP Overseas Portfolio                                        0.76%
Fidelity VIP II Asset Manager Portfolio(6)                             0.71%
Fidelity VIP II Contrafund Portfolio(6)                                0.61%
Fidelity VIP II Index 500 Portfolio(7)                                 0.00%
Fidelity VIP II Investment Grade Bond Portfolio                        0.45%
Janus Aspen Aggressive Growth Portfolio(8)                             0.75%
Janus Aspen Balanced Portfolio(8)                                      0.82%
Janus Aspen Flexible Income Portfolio                                  0.65%
Janus Aspen Growth Portfolio(8)                                        0.65%
Janus Aspen Short-Term Bond Portfolio(8)                               0.00%
Janus Aspen Worldwide Growth Portfolio(8)                              0.68%
Lexington Emerging Markets Fund, Inc.(9)                               0.85%
Lexington Natural Resources Trust                                      1.00%
MFS Emerging Growth Series(10)                                         0.75%
MFS Research Series(10)                                                0.75%
MFS Total Return Series(10)                                            0.75%
MFS World Governments Series(10)                                       0.75%
MFS Value Series(10)
Oppenheimer Capital Appreciation Fund
Oppenheimer Global Securities Fund
Oppenheimer Growth & Income Fund
Oppenheimer Strategic Bond Fund


--------------------------------------------------------------------------------
                                FEE TABLE - 2

    (1) Certain of the unaffiliated Fund advisers reimburse the Company for administrative costs incurred in connection with administering the Funds as variable funding options under the Contract. These reimbursements are paid out of the investment advisory fees and are not charged to investors.
    (2) The Company will provide administrative services to the Fund and will assume the Fund's ordinary recurring direct costs under an Administrative Services Agreement. The "Other Expenses" shown reflect the fee payable under that Agreement.
    (3) The Fund's expenses were voluntarily reduced by the Fund's investment adviser. Absent such reimbursement, the other expenses and total
        expenses of the Fund would have been     % and     %, respectively.
        The Adviser can terminate this voluntary waiver at any time in its sole discretion.
    (4) The Portfolio's investment adviser pays all expenses of the Portfolio except brokerage commissions, taxes, interest, fees, expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. These expenses have historically represented a very small percentage (less than 0.01%) of total net assets in a fiscal year.
    (5) The management fee for each of the Funds has been reduced to reflect a voluntary waiver of the management fee. The Adviser can terminate this voluntary waiver at any time in its sole discretion. The maximum management fee for each of the Funds is as follows: 0.60% High Income Bond Fund II and the Fund for U.S. Government Securities II; and 0.75% American Leaders Fund II and Utility Fund II.
        The total operating expenses of each of the Funds, absent the voluntary waiver of the management fee and the voluntary reimbursement of certain other operating expenses, would have been: % for the American Leaders
        Fund II;   % for the Fund for U.S. Government Securities II; % for the
        High Income Bond Fund II; and % for the Utility Fund II.
    (6) A portion of the brokerage commissions the Fund paid was used to reduce its expenses. Without this reduction, total operating expenses
        would have been     % for the High Income Portfolio,     % for the
        Asset Manager Portfolio; and     % for the Contrafund Portfolio.
    (7) The Fund's expenses were voluntarily reduced by the Fund's investment adviser. Absent reimbursement, the management fee, other expenses and
        total expenses would have been     %,     % and     %, respectively,
        for the Index 500 Portfolio.
    (8) The information for each Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth, and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Fund
        Annual Expenses would have been     %,     %, and     % for
        Aggressive Growth Portfolio;     %,     %,     % for Balanced
        Portfolio;     %,     % and     % for Growth Portfolio;     %,     %
        and     % for Short-Term Bond Portfolio; and     %,     % and     %
        for Worldwide Growth Portfolio; respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon 90 days' notice to the Portfolio's Board of Trustees.
    (9) The Fund's investment adviser has agreed to voluntarily limit the total expenses of the Fund (excluding interest, taxes, brokerage, and extraordinary expenses, but including management fees and operating
        expenses) to an annual rate of     % of the Fund's average net assets
        through April 30, 1997. Without this agreement, the Fund's Investment Advisory Fee, Total Other Expenses and Total Fund Annual Expenses
        would have been     %,     % and     % for the most recent fiscal
        year.
   (10) The Adviser has agreed to bear, subject to reimbursement, expenses for each of the Funds such that each Fund's aggregate operating expenses shall not exceed, on an annualized basis, 1.00% of the average daily net assets of the Funds from November 2, 1994 through December 31, 1996; 1.25% of the average daily net assets of the Funds from January 1, 1997 through December 31, 1998; and 1.50% of the average daily net assets of the Funds from January 1, 1999 through December 31, 2004; provided, however, that this obligation may be terminated or revised at any time. Absent this expense arrangement, "Other Expenses" for the MFS Emerging Growth Series, MFS Research Series, MFS Total Return Series and MFS Value Series would have been
            %,     %,     % and     %, respectively, and "Total Annual Fund
        Expenses" would have been     %,     %,     % and     %,
        respectively.
       The Adviser has agreed to bear, subject to reimbursement, until
       December 31, 2004, expenses of the World Governments Series such that the Fund's aggregate expenses do not exceed 1.00% on an annualized basis, of its average daily net assets. Absent this expense arrangement, "Other Expenses" and "Total Annual Fund Expenses" for the
       Fund would have been     % and     %, respectively.

--------------------------------------------------------------------------------
                                FEE TABLE - 3

Hypothetical Illustration (Example)

THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.


The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to _____%.


                                            EXAMPLE A                                EXAMPLE B
                              --------------------------------------   ---------------------------------------
                             If you withdraw the entire Account       If you do not withdraw the Account
                             Value at the end of the periods shown,   Value, or if you annuitize at the end
                             you would pay the following expenses,    of the periods shown, you would pay the
                             including any applicable deferred        following expenses (no deferred sales
                             sales charge:                            charge is reflected):*
                             1 year   3 years  5 years   10 years     1 year   3 years  5 years  10 years
                             -------  -------  -------    ----------  -------  -------  -------   -----------
Aetna Variable Fund
Aetna Income Shares
Aetna Variable Encore Fund
Aetna Investment Advisers
  Fund, Inc
Aetna Ascent Variable
  Portfolio
Aetna Crossroads Variable
  Portfolio
Aetna Legacy Variable
  Portfolio
Aetna Variable Capital
  Appreciation Portfolio
Aetna Variable Growth
  Portfolio
Aetna Variable Index Plus
  Portfolio
Aetna Variable Small
  Company Portfolio
Alger American Balanced
  Portfolio
Alger American Growth
  Portfolio
Alger American Income and
  Growth Portfolio
Alger American Leveraged
  AllCap Portfolio
Alger American MidCap
  Growth Portfolio
Alger American Small Cap
  Portfolio
American Century VP
  Balanced (formerly "TCI
  Balanced")
American Century VP
  Capital Appreciation
  (formerly "TCI Growth")
American Century VP
  International (formerly
  "TCI International")
Federated American Leaders
  Fund II
Federated Fund for U.S.
  Government Securities II
Federated High Income Bond
  Fund II
Federated Utility Fund II
Fidelity VIP Equity-Income
  Portfolio
Fidelity VIP Growth
  Portfolio
Fidelity VIP High Income
  Portfolio
Fidelity VIP Overseas
  Portfolio
Fidelity VIP II Asset
  Manager Portfolio
Fidelity VIP II Contrafund
  Portfolio
Fidelity VIP II Index 500
  Portfolio
Fidelity VIP II Investment
  Grade Bond Portfolio
Janus Aspen Aggressive
  Growth Portfolio
Janus Aspen Balanced
  Portfolio
Janus Aspen Flexible
  Income Portfolio
Janus Aspen Growth
  Portfolio
Janus Aspen Short-Term
  Bond Portfolio
Janus Aspen Worldwide
  Growth Portfolio

--------------------------------------------------------------------------------
                                FEE TABLE - 4

                                            EXAMPLE A                                EXAMPLE B
                              --------------------------------------   ---------------------------------------
                             If you withdraw the entire Account       If you do not withdraw the Account
                             Value at the end of the periods shown,   Value, or if you annuitize at the end
                             you would pay the following expenses,    of the periods shown, you would pay the
                             including any applicable deferred        following expenses (no deferred sales
                             sales charge:                            charge is reflected):*
                             1 year   3 years  5 years   10 years     1 year   3 years  5 years   10 years
                             -------  -------  -------   ----------   -------  -------  -------   -----------
Lexington Emerging Markets
  Fund, Inc
Lexington Natural
  Resources Trust
MFS Emerging Growth Series
MFS Research Series
MFS Total Return Series
MFS World Governments
  Series
MFS Value Series
Oppenheimer Capital
  Appreciation Fund
Oppenheimer Global
  Securities Fund
Oppenheimer Growth &
  Income Fund
Oppenheimer Strategic Bond
  Fund


   * This Example would not apply if a nonlifetime variable annuity option is selected, and a lump sum settlement is requested within three years after annuity payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example A.)

--------------------------------------------------------------------------------
                                FEE TABLE - 5

Hypothetical Illustration (Example)


The following Examples illustrate the expenses that would have been paid assuming a $1,000 investment in the Contract and a 5% return on assets. For the purposes of these Examples, the maximum maintenance fee of $30.00 that can be deducted under the Contract has been converted to a percentage of assets equal to ____%.

                                               Contracts or Certificates Issued in New York
                                            EXAMPLE C                                EXAMPLE D
                              --------------------------------------   ---------------------------------------
                             If you withdraw the entire Account       If you do not withdraw the Account
                             Value at the end of the periods shown,   Value, or if you annuitize at the end
                             you would pay the following expenses,    of the periods shown, you would pay the
                             including any applicable deferred        following expenses (no deferred sales
                             sales charge:                            charge is reflected):*
                             1 year   3 years  5 years    10 years    1 year   3 years  5 years   10 years
                             -------  -------  -------    ----------  -------  -------  -------   -----------
Aetna Variable Fund
Aetna Income Shares
Aetna Variable Encore Fund
Aetna Investment Advisers
  Fund, Inc.
Aetna Ascent Variable
  Portfolio
Aetna Crossroads Variable
  Portfolio
Aetna Legacy Variable
  Portfolio
Aetna Variable Capital
  Appreciation Portfolio
Aetna Variable Growth
  Portfolio
Aetna Variable Index Plus
  Portfolio
Aetna Variable Small
  Company Portfolio
Alger American Balanced
  Portfolio
Alger American Growth
  Portfolio
Alger American Income and
  Growth Portfolio
Alger American Leveraged
  AllCap Portfolio
Alger American MidCap
  Growth Portfolio
Alger American Small Cap
  Portfolio
American Century VP
  Balanced (formerly "TCI
  Balanced")
American Century VP
  Capital Appreciation
  (formerly "TCI Growth")
American Century VP
  International (formerly
  "TCI International")
Federated American Leaders
  Fund II
[Federated Equity Income
  Fund II]
Federated Fund for U.S.
  Government Securities II
[Federated Growth Strategies
  Fund II]
Federated High Income Bond
  Fund II
[Federated International Equity
  Fund II]
[Federated Prime Money
  Fund II]
Federated Utility Fund II
Fidelity VIP Equity-Income
  Portfolio
Fidelity VIP Growth
  Portfolio
Fidelity VIP High Income
  Portfolio
Fidelity VIP Overseas
  Portfolio
Fidelity VIP II Asset
  Manager Portfolio
Fidelity VIP II Contrafund
  Portfolio
Fidelity VIP II Index 500
  Portfolio
Fidelity VIP II Investment
  Grade Bond Portfolio
Janus Aspen Aggressive
  Growth Portfolio
Janus Aspen Balanced
  Portfolio
Janus Aspen Flexible
  Income Portfolio
Janus Aspen Growth
  Portfolio
Janus Aspen Short-Term
  Bond Portfolio
Janus Aspen Worldwide
  Growth Portfolio
Lexington Emerging Markets
  Fund, Inc.
Lexington Natural
  Resources Trust

--------------------------------------------------------------------------------
                                FEE TABLE - 6

                                              Contracts or Certificates Issued in New York

                                            EXAMPLE C                                EXAMPLE D
                              --------------------------------------   ---------------------------------------
                             If you withdraw the entire Account       If you do not withdraw the Account
                             Value at the end of the periods shown,   Value, or if you annuitize at the end
                             you would pay the following expenses,    of the periods shown, you would pay the
                             including any applicable deferred        following expenses (no deferred sales
                             sales charge:                            charge is reflected):*
                             1 year   3 years  5 years   10 years     1 year   3 years  5 years  10 years
                             -------  -------  -------    ----------  -------  -------  -------   -----------
MFS Emerging Growth Series
MFS Research Series
MFS Total Return Series
MFS World Governments
  Series
MFS Value Series
Oppenheimer Capital
  Appreciation Fund
Oppenheimer Global
  Securities Fund
Oppenheimer Growth &
  Income Fund
Oppenheimer Strategic Bond
  Fund



   * This Example would not apply if a nonlifetime variable annuity option is selected, and a lump sum settlement is requested within three years after annuity payments start, since the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. (Refer to Example C.)

--------------------------------------------------------------------------------
                                FEE TABLE - 7

                       CONDENSED FINANCIAL INFORMATION
  (Selected data for accumulation units outstanding throughout each period)
 =============================================================================


The condensed financial information presented below for the three years ended December 31, 1996 is derived from the financial statements of the Separate Account, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The financial statements as of and for the year ended December 31, 1996 and the independent auditors' report thereon, are included in the Statement of Additional Information.



                                                               1996      1995          1994
                                                              -----    ----------   -----------
AETNA VARIABLE FUND
Value at beginning of period                                             $10.737      $10.000
Value at end of period                                                   $14.001      $10.737
Increase (decrease) in value of accumulation units(1)                      30.40%        7.37%(2)
Number of accumulation units outstanding at end of period              3,068,782    3,178,712
AETNA INCOME SHARES
Value at beginning of period                                             $10.324      $10.000
Value at end of period                                                   $12.037      $10.324
Increase (decrease) in value of accumulation units(1)                      16.59%        3.24%(3)
Number of accumulation units outstanding at end of period                988,199      983,357
AETNA VARIABLE ENCORE FUND
Value at beginning of period                                             $10.489      $10.000
Value at end of period                                                   $10.968      $10.489
Increase (decrease) in value of accumulation units(1)                       4.57%        4.89%(2)
Number of accumulation units outstanding at end of period              2,694,034    3,407,448
AETNA INVESTMENT ADVISERS FUND, INC.
Value at beginning of period                                             $10.828      $10.000
Value at end of period                                                   $13.602      $10.828
Increase (decrease) in value of accumulation units(1)                      25.62%        8.42%(4)
Number of accumulation units outstanding at end of period                919,744      911,281
AETNA ASCENT VARIABLE PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $10.645
Increase (decrease) in value of accumulation units(1)                       6.45%(5)
Number of accumulation units outstanding at end of period                 15,832
AETNA CROSSROADS VARIABLE PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $10.587
Increase (decrease) in value of accumulation units(1)                       5.87%(5)
Number of accumulation units outstanding at end of period                 27,089
AETNA LEGACY VARIABLE PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $10.438
Increase (decrease) in value of accumulation units(1)                       4.38%(6)
Number of accumulation units outstanding at end of period                 28,778
AETNA VARIABLE INDEX PLUS PORTFOLIO
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period
ALGER AMERICAN BALANCED PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $12.588
Increase (decrease) in value of accumulation units(1)                      25.88%(7)
Number of accumulation units outstanding at end of period                 54,737
ALGER AMERICAN GROWTH PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $12.980
Increase (decrease) in value of accumulation units(1)                      29.80%(8)
Number of accumulation units outstanding at end of period                615,697
ALGER AMERICAN INCOME AND GROWTH PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $10.660
Increase (decrease) in value of accumulation units(1)                       6.60%(9)
Number of accumulation units outstanding at end of period                 95,829

--------------------------------------------------------------------------------

                               AUV HISTORY - 1

 =============================================================================


                                                               1996       1995           1994
                                                              -----    -----------   -------------
ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $12.265
Increase (decrease) in value of accumulation units(1)                      22.65%(9)
Number of accumulation units outstanding at end of period                159,379
ALGER AMERICAN MIDCAP PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $13.974
Increase (decrease) in value of accumulation units(1)                      39.74%(7)
Number of accumulation units outstanding at end of period                233,110
ALGER AMERICAN SMALL CAP PORTFOLIO
Value at beginning of period                                             $10.000
Value at end of period                                                   $13.295
Increase (decrease) in value of accumulation units(1)                      32.95%(10)
Number of accumulation units outstanding at end of period                507,425
AMERICAN CENTURY VP BALANCED (formerly "TCI BALANCED")
Value at beginning of period                                             $10.152       $10.000
Value at end of period                                                   $12.124       $10.152
Increase (decrease) in value of accumulation units(1)                      19.42%         1.52%(4)
Number of accumulation units outstanding at end of period                 40,407         3,477
AMERICAN CENTURY VP CAPITAL APPRECIATION (formerly "TCI GROWTH")
Value at beginning of period                                             $10.847       $10.000
Value at end of period                                                   $14.021       $10.847
Increase (decrease) in value of accumulation units(1)                      29.27%         8.47%(4)
Number of accumulation units outstanding at end of period              1,014,612       893,534
AMERICAN CENTURY VP INTERNATIONAL (formerly "TCI INTERNATIONAL")
Value at beginning of period                                              $9.441       $10.000
Value at end of period                                                   $10.446        $9.441
Increase (decrease) in value of accumulation units(1)                      10.64%        (5.59)%(4)
Number of accumulation units outstanding at end of period                 57,691         3,745
FEDERATED AMERICAN LEADERS FUND II
Value at beginning of period                                              $9.838       $10.000
Value at end of period                                                   $12.971        $9.838
Increase (decrease) in value of accumulation units(1)                      31.84%        (1.62)%(11)
Number of accumulation units outstanding at end of period              2,057,364       188,708
[FEDERATED EQUITY INCOME FUND II
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period]
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
Value at beginning of period                                             $10.073       $10.000
Value at end of period                                                   $10.804       $10.073
Increase (decrease) in value of accumulation units(1)                       7.25%         0.73%(11)
Number of accumulation units outstanding at end of period                417,293        12,714
[FEDERATED GROWTH STRATEGIES FUND II
Value at beginning of period                                             $10.000
Value at end of period                                                   $10.277
Increase (decrease) in value of accumulation units(1)                       2.77%(11)
Number of accumulation units outstanding at end of period                 17,503]
FEDERATED HIGH INCOME BOND FUND II
Value at beginning of period                                              $9.814       $10.000
Value at end of period                                                   $11.640        $9.814
Increase (decrease) in value of accumulation units(1)                      18.61%        (1.86)%(11)
Number of accumulation units outstanding at end of period              1,020,321        31,309
[FEDERATED INTERNATIONAL EQUITY FUND II
Value at beginning of period                                             $10.000
Value at end of period                                                   $10.255
Increase (decrease) in value of accumulation units(1)                       2.55%
Number of accumulation units outstanding at end of period                158,319]
[FEDERATED PRIME MONEY FUND II
Value at beginning of period                                             $10.033       $10.000
Value at end of period                                                   $10.406       $10.033
Increase (decrease) in value of accumulation units(1)                       3.71%         0.33%
Number of accumulation units outstanding at end of period                554,934        51,949]
FEDERATED UTILITY FUND II
Value at beginning of period                                              $9.881       $10.000
Value at end of period                                                   $12.095        $9.881
Increase (decrease) in value of accumulation units(1)                     $22.40%        (1.19)%(11)
Number of accumulation units outstanding at end of period                727,601        41,191
FIDELITY VIP EQUITY-INCOME PORTFOLIO
Value at beginning of period                                             $10.002       $10.000
Value at end of period                                                   $13.324       $10.002
Increase (decrease) in value of accumulation units(1)                      33.21%         0.02%(14)
Number of accumulation units outstanding at end of period                913,517        17,013
FIDELITY VIP GROWTH PORTFOLIO
Value at beginning of period                                             $10.423       $10.000
Value at end of period                                                   $13.913       $10.423
Increase (decrease) in value of accumulation units(1)                      33.48%         4.23%(14)
Number of accumulation units outstanding at end of period                885,545        17,013

--------------------------------------------------------------------------------
                               AUV HISTORY - 2

 =============================================================================


                                                               1996       1995           1994
                                                              -----    -----------   -------------
FIDELITY VIP HIGH INCOME PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $10.701
Increase (decrease) in value of accumulation units(1)                      7.01%(9)
Number of accumulation units outstanding at end of period               112,819
FIDELITY VIP OVERSEAS PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $11.143
Increase (decrease) in value of accumulation units(1)                     11.43%(7)
Number of accumulation units outstanding at end of period               150,017
FIDELITY VIP II ASSET MANAGER PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $11.664
Increase (decrease) in value of accumulation units(1)                     16.64%(7)
Number of accumulation units outstanding at end of period               116,810
FIDELITY VIP II CONTRAFUND PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $11.658
Increase (decrease) in value of accumulation units(1)                     16.58%(9)
Number of accumulation units outstanding at end of period               684,272
FIDELITY VIP II INDEX 500 PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $11.336
Increase (decrease) in value of accumulation units(1)                     13.36%(9)
Number of accumulation units outstanding at end of period               191,671
FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $10.600
Increase (decrease) in value of accumulation units(1)                      6.00%(15)
Number of accumulation units outstanding at end of period                66,574
JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO
Value at beginning of period                                            $10.374        $10.000
Value at end of period                                                  $13.040        $10.374
Increase (decrease) in value of accumulation units(1)                     25.71%          3.74%(12)
Number of accumulation units outstanding at end of period               187,584              0
JANUS ASPEN BALANCED PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $12.104
Increase (decrease) in value of accumulation units(1)                     21.04%(7)
Number of accumulation units outstanding at end of period                53,016
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO
Value at beginning of period                                             $9.884        $10.000
Value at end of period                                                  $12.071         $9.884
Increase (decrease) in value of accumulation units(1)                     22.13%         (1.16)%(13)
Number of accumulation units outstanding at end of period                45,714              0
JANUS ASPEN GROWTH PORTFOLIO
Value at beginning of period                                            $10.109        $10.000
Value at end of period                                                  $12.975        $10.109
Increase (decrease) in value of accumulation units(1)                     28.35%          1.09%(4)
Number of accumulation units outstanding at end of period               176,111          9,588
JANUS ASPEN SHORT-TERM BOND PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $10.765
Increase (decrease) in value of accumulation units(1)                      7.65%(7)
Number of accumulation units outstanding at end of period                67,034
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
Value at beginning of period                                            $10.000
Value at end of period                                                  $12.341
Increase (decrease) in value of accumulation units(1)                     23.41%(10)
Number of accumulation units outstanding at end of period               252,485

--------------------------------------------------------------------------------
                               AUV HISTORY - 3

 =============================================================================


                                                               1996     1995         1994
                                                              -----    --------   ------------
LEXINGTON EMERGING MARKETS FUND, INC.
Value at beginning of period                                            $9.795      $10.000
Value at end of period                                                  $9.277       $9.795
Increase (decrease) in value of accumulation units(1)                    (5.28)%      (2.05)%(4)
Number of accumulation units outstanding at end of period               36,773        1,500
LEXINGTON NATURAL RESOURCES TRUST
Value at beginning of period                                            $9.056      $10.000
Value at end of period                                                 $10.436       $9.056
Increase (decrease) in value of accumulation units(1)                    15.24%       (9.44)%(3)
Number of accumulation units outstanding at end of period               16,933          537
MFS EMERGING GROWTH SERIES
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period
MFS RESEARCH SERIES
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period
MFS TOTAL RETURN SERIES
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period
MFS VALUE SERIES
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period
MFS WORLD GOVERNMENT SERIES
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period



    (1) The above figures are calculated by subtracting the beginning Accumulation Unit value from the ending Accumulation Unit value during a calendar year, and dividing the result by the beginning Accumulation Unit value. These figures do not reflect the deferred sales charge or the fixed dollar annual maintenance fee, if any. Inclusion of these charges would reduce the investment results shown.
    (2) Reflects less than a full year of performance activity. Funds were first received in this option during October 1994.
    (3) Reflects less than a full year of performance activity. Funds were first received in this option during August 1994.
    (4) Reflects less than a full year of performance activity. Funds were first received in this option during July 1994.
    (5) Reflects less than a full year of performance activity. The initial Accumulation Unit value was established at $10.000 during August 1995, when the Fund became available under the Contract.
    (6) Reflects less than a full year of performance activity. The initial Accumulation Unit value was established at $10.000 during September 1995, when the Fund became available under the Contract.
    (7) Reflects less than a full year of performance activity. Funds were first received in this option during January 1995.
    (8) Reflects less than a full year of performance activity. Funds were first received in this option during February 1995.
    (9) Reflects less than a full year of performance activity. The initial Accumulation Unit value was established at $10.000 during June 1995, when the Fund became available under the Contract.
   (10) Reflects less than a full year of performance activity. Funds were first received in this option during April 1995.
   (11) Reflects less than a full year of performance activity. Funds were first received in this option during September 1994.
   (12) Reflects less than a full year of performance activity. The initial Accumulation Unit value was established at $10.000 during May 1995, when the Fund became available under the Contract.
   (13) Reflects less than a full year of performance activity. Funds were first received in this option during November 1994.
   (14) Reflects less than a full year of performance activity. Funds were first received in this option during December 1994.
   (15) Reflects less than a full year of performance activity. The initial Accumulation Unit value was established at $10.000 during August 1995, when the Fund became available under the Contract.


--------------------------------------------------------------------------------
                               AUV HISTORY - 4

                                 THE COMPANY
 =============================================================================

   Aetna Life Insurance and Annuity Company (the "Company") is the issuer of the Contract, and as such, it is responsible for providing the insurance and annuity benefits under the Contract. The Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). The Company is engaged in the business of issuing life insurance policies and variable annuity contracts in all states of the United States. The Company's principal executive offices are located at 151 Farmington Avenue, Hartford, Connecticut 06156.


   The Company is a wholly owned subsidiary of Aetna Retirement Holdings, Inc., which is in turn a wholly owned subsidiary of Aetna Retirement Services, Inc. and an indirect wholly owned subsidiary of Aetna Inc.



                          VARIABLE ANNUITY ACCOUNT B
 =============================================================================

   The Company established Variable Annuity Account B (the "Separate Account") in 1976 as a segregated asset account for the purpose of funding its variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of "separate account" under federal securities laws. The Separate Account is divided into "subaccounts" which do not invest directly in stocks, bonds or other investments. Instead, each Subaccount buys and sells shares of a corresponding Fund.

   Although the Company holds title to the assets of the Separate Account, such assets are not chargeable with liabilities of any other business conducted by the Company. Income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are general corporate obligations of the Company.

                              INVESTMENT OPTIONS
 =============================================================================


The Funds
   Purchase Payments may be allocated to one or more of the Subaccounts as designated on the Application. In turn, the Subaccounts invest in the corresponding Funds at net asset value. The total number of investment options you may select during the Accumulation Period is currently limited to
18. Each Subaccount and each Guaranteed Term of the same duration count as an option once you have made an allocation to it, even if you no longer have amounts allocated to that option.

   The availability of Funds may be subject to regulatory authorization. In addition, the Company may add or withdraw Funds, as permitted by applicable law. Not all Funds may be available in all jurisdictions or under all Contracts.
   Subject to state regulatory approval, if the shares of any Fund should no longer be available for investment by the Separate Account or if in the judgment of the Company, further investment in such shares should become inappropriate in view of the purpose of the Contract, we may cease to make such Fund shares available for investment under the Contract prospectively. The Company may, alternatively, substitute shares of another Fund for shares already acquired. The Company reserves the right to substitute shares of another Fund for shares already acquired without a proxy vote. Any elimination, substitution or addition of Funds will be done in accordance with applicable state and federal securities laws.
   The investment results of the Funds described below are likely to differ significantly and there is no assurance that any of the Funds will achieve their respective investment objectives. Except where otherwise noted, all of the Funds are diversified, as defined in the 1940 Act.


   (bullet) Aetna Variable Fund seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.(1)
   (bullet) Aetna Income Shares seeks to maximize total return, consistent with reasonable risk, through investments in a


--------------------------------------------------------------------------------
            diversified portfolio consisting primarily of debt securities.(1) (bullet) Aetna Variable Encore Fund seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in the Fund is neither insured nor guaranteed by the U.S. Government.(1)
   (bullet) Aetna Investment Advisers Fund, Inc. is a managed fund which seeks to maximize investment return consistent with reasonable safety of principal by investing in one or more of the following asset classes: stocks, bonds and cash equivalents based on the Company's judgment of which of those sectors or mix thereof offers the best investment prospects.(1)
   (bullet) Aetna Generation Portfolios, Inc.--Aetna Ascent Variable
            Portfolio seeks to provide capital appreciation by allocating its investments among equities and fixed income securities. The Portfolio is managed for investors who generally have an investment horizon exceeding 15 years, and who have a high level of risk tolerance.(1)
   (bullet) Aetna Generation Portfolios, Inc.--Aetna Crossroads Variable
            Portfolio seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) by allocating its investments among equities and fixed income securities. The Portfolio is managed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance.(1)
   (bullet) Aetna Generation Portfolios, Inc.--Aetna Legacy Variable
            Portfolio seeks to provide total return consistent with preservation of capital by allocating its investments among equities and fixed income securities. The Portfolio is managed for investors who generally have an investment horizon exceeding five years and who have a low level of risk tolerance.(1)
   (bullet) Aetna Variable Portfolios, Inc.--Aetna Variable Capital
            Appreciation Portfolio seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. The Portfolio will use a value-oriented approach in an attempt to outperform the total return performance of publicly traded common stocks represented by the S & P 500 Composite Stock Price Index ("S & P 500"), a broad based stock market index composed of 500 common stocks selected by the Standard & Poor's Corporation. The Portfolio uses the S & P 500 as a comparative benchmark because it represents approximately two-thirds of the total market value of all U.S. common stocks, and is well known to investors.(1)
   (bullet) Aetna Variable Portfolios, Inc.--Aetna Variable Growth Portfolio seeks growth of capital through investment in a diversified portfolio of common stocks and securities convertible into common stocks believed to offer growth potential.(1)
   (bullet) Aetna Variable Portfolios, Inc.--Aetna Variable Index Plus
            Portfolio seeks to outperform the total return performance of publicly traded common stocks represented by the S & P 500.(1)
   (bullet) Aetna Variable Portfolios, Inc.--Aetna Variable Small Company
            Portfolio seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Companies with smaller market capitalizations generally will have market capitalization at the time of purchase of $1 billion or less.(1)
   (bullet) Alger American Fund--Alger American Balanced Portfolio seeks current income and long-term capital appreciation by investing in common stocks and fixed income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation.(2)
   (bullet) Alger American Fund--Alger American Growth Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. The Portfolio primarily invests in equity securities of companies which have a market capitalization of $1 billion or greater.(2)
   (bullet) Alger American Fund--Alger American Income and Growth Portfolio seeks a high level of dividend income to the extent consistent with prudent investment management by investing primarily in dividend paying equity securities. Capital appreciation is a secondary objective of the Portfolio.(2)
   (bullet) Alger American Fund--Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities.
            Income is a consideration in the selection of investments but is not an investment objective of the Portfolio. The Portfolio may engage in leveraging (up to 33-1/3%) of its assets and options and futures transactions, which are deemed to be speculative and which may cause the Portfolio's net asset value to fluctuate.(2)


--------------------------------------------------------------------------------

   (bullet) Alger American Fund--Alger American MidCap Growth Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P Midcap 400 Index, updated quarterly. The S&P Midcap 400 Index is designed to track the
            performance of medium capitalization companies. As of       , the
            range of market capitalization of these companies was $
            million to $    billion.(2)
   (bullet) Alger American Fund--Alger American Small Capitalization
            Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65%
            of its total assets in equity securities of companies that, at the time of purchase of such securities, have total market capitalization within the range of companies included in the
            Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small
            capitalization companies. As of       , the range of market
            capitalization of these companies was $   million to $
            billion.(2)
   (bullet) American Century VP Balanced (formerly "TCI Balanced") seeks capital growth and current income. It seeks capital growth by investing in approximately 60% of the Portfolio's assets in common stocks (including securities convertible into common stocks) and other securities that meet certain fundamental and technical standards of selection and, in the opinion of the Fund's management, have better-than-average potential for appreciation. Management intends to maintain approximately 40% of the Portfolio's assets in fixed income securities.(3)
   (bullet) American Century VP Capital Appreciation (formerly "TCI Growth") seeks capital growth. The Fund seeks to achieve its objective by investing in common stocks (including securities convertible into common stocks) and other securities that meet certain fundamental and technical standards of selection and, in the opinion of the Fund's investment manager, have better than average potential for appreciation.(3)
   (bullet) American Century VP International (formerly "TCI International") seeks capital growth by investing primarily in an internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation. The Fund will invest primarily in securities of issuers located in countries with developed economies.(3)
   (bullet) Federated Insurance Series--Federated American Leaders Fund II
            (formerly IMS Equity Growth and Income Fund) seeks to achieve long-term growth of capital and to provide income. The Fund pursues its investment objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies. "Blue-chip" companies generally are top-quality, established growth companies which, in the opinion of the Adviser meet certain criteria.(4)
   (bullet) [Federated Insurance Series--Federated Equity Income Fund II seeks to provide above average income and capital appreciation. The Fund attempts to achieve its objective by investing at least 65% of its assets in income-producing equity securities. Equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in common stocks, preferred stocks, and convertible securities will vary according to the Fund's assessment of market and economic conditions and outlook.(4)]
   (bullet) Federated Insurance Series--Federated Fund for U.S. Government
            Securities II (formerly IMS U.S. Government Bond Fund) seeks to provide current income. The Fund pursues its investment objective by investing at least 65% of the value of its total assets in securities issued or guaranteed as to payment of principal and interest by the U.S. government, its agencies or instrumentalities.(4)
   (bullet) [Federated Insurance Series--Federated Growth Strategies Fund II
            (formerly IMS Growth Stock Fund) seeks capital appreciation. The Fund pursues its objective by investing at least 85% of its assets in equity securities of companies with prospects for above-average growth in earnings and dividends or companies where significant fundamental changes are taking place. Equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks.(4)]
   (bullet) Federated Insurance Series--Federated High Income Bond Fund II
            (formerly IMS Corporate Bond Fund) seeks high current income by investing primarily in a diversified portfolio of professionally managed fixed income securities. The fixed-income securities in which the Fund intends to invest are lower-rated corporate debt obligations (commonly known as "junk bonds" or "high yield, high risk bonds" which involve significant degree of risk). (See the Fund's prospectus for a discussion of the risk factors involved in investing in lower-rated corporate debt obligations).(4)
   (bullet) [Federated Insurance Series--Federated International Equity Fund II
            (formerly IMS International Stock Fund) seeks total return on its assets by investing at least 85% of its assets (and under normal market conditions, substantially all of its assets) in equity securities of issuers located in at least three different countries outside of the United States, investing in non-U.S. securities carries substantial risks in addition to those associated with domestic investments.(4)]
   (bullet) [Federated Insurance Series--Federated Prime Money Fund II (formerly
            IMS Prime Money Fund) seeks to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less. The average maturity of the money market instruments in the Fund's portfolio, computed on a dollar-weighted basis, will be 90 days or less. An investment in this Fund is neither insured nor guaranteed by the U.S. government.(4)]
   (bullet) Federated Insurance Series--Federated Utility Fund II (formerly
            IMS Utility Fund) seeks to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies. Under normal market conditions, the Fund will invest at least 65% of its total assets in securities of utility companies.(4)
   (bullet) Fidelity Investments Variable Insurance Products Fund--
            Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In selecting investments, the Fund also considers the potential for capital appreciation.(5)
   (bullet) Fidelity Investments Variable Insurance Products Fund--Growth
            Portfolio seeks capital appreciation by investing mainly in common stocks, although its investments are not restricted to any one type of security.(5)


--------------------------------------------------------------------------------

   (bullet) Fidelity Investments Variable Insurance Products Fund--High
            Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed income securities, while also considering growth of capital. Lower-rated corporate debt obligations are commonly known as "junk bonds" or "high yield, high risk bonds" and involve significant degree of risk (see the Fund's prospectus for a discussion of the risk factors involved in investing in lower-rated corporate debt obligations).(5)
   (bullet) Fidelity Investments Variable Insurance Products Fund--Overseas
            Portfolio seeks long-term growth by investing mainly in foreign securities (at least 65% of the Fund's total assets in securities of issuers from at least three countries outside of North America).(5)
   (bullet) Fidelity Investments Variable Insurance Products Fund II--Asset
            Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short- term fixed-income instruments.(5)
   (bullet) Fidelity Investments Variable Insurance Products Fund
            II--Contrafund Portfolio seeks maximum total return over the long term by investing mainly in equity securities of companies that are undervalued or out-of-favor.(5)
   (bullet) Fidelity Investments Variable Insurance Products Fund II--Index
            500 Portfolio seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.(5)
   (bullet) Fidelity Investments Variable Insurance Products Fund
            II--Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.(5)
   (bullet) Janus Aspen Series--Aggressive Growth Portfolio is a nondiversified portfolio that seeks long-term growth of capital. The Portfolio pursues its investment objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies. Medium- sized companies are those whose market capitalizations fall within the range of companies
            in the S & P MidCap 400 Index, which as of           included
            companies with capitalizations between approximately $    million
            and $    billion, but which is expected to change on a regular
            basis.(6)
   (bullet) Janus Aspen Series--Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by investing 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected for their income potential.(6)
   (bullet) Janus Aspen Series--Flexible Income Portfolio seeks to obtain maximum total return, consistent with preservation of capital. Total return is expected to result from a combination of current income and capital appreciation. The Portfolio invests in all types of income producing securities and may have substantial holdings of debt securities rated below investment grade (e.g., junk bonds).(6)
   (bullet) Janus Aspen Series--Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing in common stocks of companies of any size.(6)
   (bullet) Janus Aspen Series--Short-Term Bond Portfolio seeks as high a level of current income as is consistent with preservation of capital. The Portfolio pursues its investment objective by investing primarily in short- and intermediate-term fixed income securities.(6)
   (bullet) Janus Aspen Series--Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital. The Portfolio pursues its investment objective primarily through investments in common stocks of foreign and domestic issuers.(6)
   (bullet) Lexington Emerging Markets Fund, Inc. seeks long-term growth of capital primarily through investment in equity securities of companies domiciled in, or doing business in emerging countries and emerging markets. Investments in emerging markets involve risks not present in domestic markets. See the Fund's prospectus for information on risks inherent in this investment.(7)
   (bullet) Lexington Natural Resources Trust is a nondiversified portfolio that seeks long-term growth of capital through investment primarily in common stocks of companies which own or develop natural resources and other basic commodities or supply goods and services to such companies.(7)
   (bullet) MFS Emerging Growth Series seeks to provide long-term growth of capital by investing primarily (i.e., at least 80% of its assets under normal circumstances) in common


--------------------------------------------------------------------------------
            stocks of companies that MFS believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.(8)
   (bullet) MFS Research Series seeks to provide long-term growth of capital and future income by allocating the Series' assets to industry groups (e.g., pharmaceuticals, retail and computer software). A substantial proportion of the Series' assets will be invested in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long- term growth. A smaller proportion of its assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth.(8)
   (bullet) MFS Total Return Series seeks to provide above-average income
            (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide a reasonable opportunity for growth of capital and income. Under normal market conditions, at least 25% of the Total Return Series' assets will be invested in fixed income securities, and at least 40% and no more than 75% of the Series' assets will be invested in equity securities.(8)
   (bullet) MFS World Governments Series seeks not only preservation, but also growth of capital, together with moderate current income.
            The Series seeks to achieve its objective through a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities. Consistent with its investment objective and policies, the Series may invest up to 100% (and generally expects to invest not more than 80%) of its net assets in foreign securities which are not traded on a U.S. exchange.(8)
   (bullet) MFS Value Series seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Series' objective of capital appreciation.(8)
   (bullet) Oppenheimer Capital Appreciation Fund seeks to achieve capital appreciation by investing in "growth-type" companies.(9)
   (bullet) Oppenheimer Global Securities Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.(9)
   (bullet) Oppenheimer Growth & Income Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.(9)
   (bullet) Oppenheimer Strategic Bond Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Fund intends to invest principally in: (i) foreign government and corporate debt securities, (ii) U.S. Government securities, and (iii) lower-rated high yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. These securities may be considered to be speculative.(9)

   Investment Advisers for each of the Funds:
   (1) Aetna Life Insurance and Annuity Company (adviser); Aeltus Investment Management, Inc. (sub-adviser)
   (2) Fred Alger Management, Inc.
   (3) American Century Investment Management, Inc.
   (4) Federated Advisers
   (5) Fidelity Research & Management Company
   (6) Janus Capital Corporation
   (7) Lexington Management Corporation (adviser);
        Market Systems Research Advisors, Inc. serves as the subadviser for the Lexington Natural Resources Trust
   (8) Massachusetts Financial Services Company ("MFS")
   (9) OppenheimerFunds, Inc.


   Risks Associated with Investment in the Funds. Some of the Funds may use instruments known as derivatives as part of their investment strategies. The use of certain derivatives may involve high risk of volatility to a Fund, and the use of leverage in connection with such derivatives can also increase risk of losses. Some of the Funds may also invest in foreign or international securities which involve greater risks than U.S. investments.

   More comprehensive information, including a discussion of potential risks, is found in the respective Fund prospectuses which accompany this Prospectus. You should read the Fund prospectuses and consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to your long-term investment objectives.

--------------------------------------------------------------------------------

   Conflicts of Interest (Mixed and Shared Funding). Shares of the Funds are sold to each of the Subaccounts for funding the variable annuity contracts issued by the Company. Shares of the Funds may also be sold to other insurance companies for the same purpose. This is referred to as "shared funding." Shares of the Funds may also be used for funding variable life insurance contracts issued by the Company or by third parties. This is referred to as "mixed funding."

   Because the Funds available under the Contract are sold to fund variable annuity contracts and variable life insurance policies issued by us or by other companies, certain conflicts of interest could arise. If a conflict of interest were to occur, one of the separate accounts might withdraw its investment in a Fund, which might force that Fund to sell portfolio securities at disadvantageous prices, causing its per share value to decrease. Each Fund's Board of Directors or Trustees has agreed to monitor events in order to identify any material irreconcilable conflicts which might arise and to determine what action, if any, should be taken to address such conflict.

Credited Interest Option
   Purchase Payments may be allocated to the ALIAC Guaranteed Account (the "Guaranteed Account"). Through the Guaranteed Account, we guarantee stipulated rates of interest for stated periods of time. Amounts must remain in the Guaranteed Account for specified periods to receive the quoted interest rates, or a market value adjustment (which may be positive or negative) will be applied. (See the Appendix.)

                                   PURCHASE
 =============================================================================


Contract Availability
   The Contracts are offered as (1) nonqualified deferred annuity contracts (we reserve the right to limit ownership of nonqualified Contracts to natural persons); (2) Individual Retirement Annuities, other than "SIMPLE IRAs" as defined in Section 408(p) of the Internal Revenue Code; or (3) Qualified Contracts used in conjunction with certain employer sponsored retirement plans. Individual Retirement Annuities are currently available as rollovers, and may permit ongoing contributions subject to state regulatory approval. Additionally, availability of the Qualified Contracts described under item
(3) is subject to approval by the Company and state regulatory agencies.


   Eligible persons seeking to invest and accumulate money for retirement can purchase individual interests in group Contracts, or, where required by state law, they may purchase individual Contracts. In most states, group Contracts are offered, generally to certain broker-dealers or banks which have agreed to act as Distributors of the Contracts, and individual accounts are established by the Company for each Certificate Holder. In some states, an individual Contract will be owned by the Certificate Holder. In both cases, a Certificate Holder's interest in the Contract is known as his or her "Account."

   The maximum issue age for the Annuitant is 90 (age 80 for those Contracts or Certificates issued in the state of New York, and age 85 for those Contracts or Certificates issued in the state of Pennsylvania).

   Joint Certificate Holders. Nonqualified Contracts may be purchased by spouses as joint Certificate Holders. In New York and Pennsylvania, the joint Certificate Holders do not need to be spouses. References to "Certificate Holders" in this Prospectus mean both of the Certificate Holders on joint Accounts. Tax law prohibits the purchase of Qualified Contracts by joint Certificate Holders.


Purchasing Interests in the Contract
   Group Contracts. Groups will generally consist of those eligible individuals who have established an account with a broker-dealer or bank which has agreed to act as a Distributor for the Contracts. A group Contract is issued to the group Contract Holder. Certificate Holders may purchase interests in a group Contract by submitting an Application. Once the Application is accepted a Certificate will be issued.

   Individual Contracts. Certain states will not allow a group Contract due to provisions in their insurance laws. In those states, an eligible individual will submit an Application and will be issued a Contract rather than a Certificate.

   Regardless of whether you have purchased an interest in a group Contract or an individual Contract, the Company must accept or reject the Application within two business days of receipt. If the Application is incomplete, the Company may hold any forms and accompanying Purchase Payments for five days. Purchase Payments may be held for longer periods only with the consent of the Certficiate Holder, pending acceptance of the Application. If the Application is rejected, the Application and any Purchase Payments will be returned to the Certificate Holder.


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                                       6

Purchase Payments
   You may make Purchase Payments under the Contract in one lump sum, through periodic payments or as a transfer from a pre-existing plan.


   The minimum initial Purchase Payment amount is $5,000 for Nonqualified Contracts and $1,500 for Qualified Contracts. In some states, a Contract issued as an Individual Retirement Annuity can accept only a lump sum, rollover Purchase Payment. Additional Purchase Payments made to an existing Contract must be at least $1,000 or at least $50 per month by electronic funds transfer, and are subject to the terms and conditions published by us at the time of the subsequent payment. A Purchase Payment of more than $1,000,000 will be allowed only with the Company's consent. We also reserve the right to reject any Purchase Payment to a prospective or existing Account without advance notice (unless not allowed by state law).


   For Qualified Contracts the Code imposes a maximum limit on annual Purchase Payments which may be excluded from a participant's gross income. (See "Tax Status.")


   Allocation of Purchase Payments. Purchase Payments will initially be allocated to the Subaccounts or the Guaranteed Account as specified on the Application. Changes in such allocation may be made in writing or by telephone transfer. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. (See "Transfers.")


Contract Rights
   Under individual Contracts, Certificate Holders have all Contract rights.


   Under group Contracts, the group Contract Holder has title to the Contract and generally only the right to accept or reject any modifications to the Contract. You have all other rights to your Account under the Contract. However, under a Nonqualified Contract, if you and the Annuitant are not the same, and the Annuitant dies first, your rights are automatically transferred to the Beneficiary. (See "Death Benefit.")

   Joint Certificate Holders have equal rights under the Contract and with respect to their Account. On the death of a joint Certificate Holder prior to the Annuity Date, the surviving Certificate Holder may retain all ownership rights under the Contract or elect to have the proceeds distributed. (See "Death Benefit.") All rights under the Contract must be exercised by both joint Certificate Holders with the exception of transfers among investment options; which can be exercised by one joint Certificate Holder, after the Account has been established.


Designations of Beneficiary and Annuitant

   You generally designate the Beneficiary under the Contract on the Application. However, for Qualified Contracts issued in conjunction with a Code Section 401(a) qualified pension or profit sharing plan or a Code
Section 457 deferred compensation plan, the employer or trustee must be both the Certificate Holder and the Beneficiary under the Contract, and the participant on whose behalf the Account was established must be the Annuitant. Under such plans the participant is generally allowed to designate a beneficiary under the plan, and the Certificate Holder may direct that we pay any death proceeds to the plan beneficiary. "Beneficiary" as used in this Prospectus refers to the person who is ultimately entitled to receive such proceeds.

   For Qualified Contracts issued in conjunction with a Code Section 403(b) tax deferred annuity program subject to the Employee Retirement Income Security Act (ERISA), the spouse of a married participant must be the Beneficiary of at least 50% of the Account Value. If the married participant is age 35 or older, the participant may name an alternate Beneficiary provided the participant furnishes a waiver and spousal consent which meets the requirements of ERISA Section 205. The participant on whose behalf the Account was established must be the Annuitant.


   For Qualified Contracts issued as an Individual Retirement Annuity, the Certificate Holder must be the Annuitant. For Nonqualified Contracts, the Certificate Holder and the Annuitant, may, but need not, be the same person. (See "Purchase--Contract Availability.")


Right to Cancel

   You may cancel the Contract or Certificate without penalty by returning it to the Company with a written notice of your intent to cancel. In most states, you have ten days to exercise this "free look" right; some states allow you longer. Unless state law requires otherwise, the amount you will receive upon cancellation will reflect the investment performance of the Subaccounts into which your Purchase Payments were deposited. In some cases this may be more or less than the amount of your Purchase Payments; therefore, you bear the entire investment risk for amounts allocated among the Subaccounts during the free look period. Under Contracts issued as Individual Retirement Annuities, you will receive a refund of your Purchase Payment. Account Values will be determined as of the Valuation Date on which we receive your request for cancellation at our Home Office.


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                                       7

                            CHARGES AND DEDUCTIONS
 =============================================================================

Daily Deductions from the Separate Account
   Mortality and Expense Risk Charge. The Company makes a daily deduction from each of the Subaccounts for the mortality and expense risk charge. The charge is equal, on an annual basis, to 1.25% of the daily net assets of the Subaccounts and compensates the Company for the assumption of the mortality and expense risks under the Contract. The mortality risks are those assumed for our promise to make lifetime payments according to annuity rates specified in the Contract. The expense risk is the risk that the actual expenses for costs incurred under the Contract will exceed the maximum costs that can be charged under the Contract.

   If the amount deducted for mortality and expense risks is not sufficient to cover the mortality costs and expense shortfalls, the loss is borne by the Company. If the deduction is more than sufficient, the excess may be used to recover distribution expenses relating to the Contracts and as a source of profit to the Company. The Company expects to make a profit from the mortality and expense risk charge.

   Administrative Charge. During the Accumulation Period, the Company makes a daily deduction from each of the Subaccounts for an administrative charge. The charge is equal, on an annual basis, to 0.15% of the daily net assets of the Subaccounts and compensates the Company for administrative expenses that exceed revenues from the maintenance fee described below. The charge is set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force. The Company does not expect to make a profit from this charge.

   During the Annuity Period, the Company reserves the right to make a deduction for the administrative charge of an amount equal, on an annual basis, to a maximum of 0.25% of the daily net assets of the Subaccounts. There is currently no administrative charge during the Annuity Period. Once an Annuity Option is elected, the charge will be established and will be effective during the entire Annuity Period.

Maintenance Fee
   During the Accumulation Period, the Company will deduct an annual maintenance fee from the Account Value. The maintenance fee is to reimburse the Company for some of its administrative expenses relating to the establishment and maintenance of the Accounts.


   The maximum maintenance fee deducted under the Contract is $30. The maintenance fee will be deducted annually on the anniversary of the Contract effective date. It is deducted on a pro rata basis from each investment option in which you have an interest. If your entire Account Value is withdrawn, the full maintenance fee, if applicable, will be deducted at the time of withdrawal. The maintenance fee will not be deducted (either annually or upon withdrawal) if your Account Value is $50,000 or more on the day the maintenance fee is due.

Reduction or Elimination of Administrative Charge and Maintenance Fee
   The administrative charge and maintenance fee may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in such a manner that results in savings of administrative expenses. The entitlement to such a reduction will be based on:

(1) the size and type of the group of individuals to whom the Contract is offered; and


(2) the amount of expected Purchase Payments.


   Any reduction or elimination of the administrative charge or maintenance fees will not be unfairly discriminatory against any person. We will make any reduction in the administrative charge or annual maintenance fees according to our own rules in effect at the time the Contract is issued. We reserve the right to change these rules from time to time.


Deferred Sales Charge
   Withdrawals of all or a portion of the Account Value may be subject to a deferred sales charge. The deferred sales charge is a percentage of Purchase Payments withdrawn from the Subaccounts and the Guaranteed Account and is based on the number of years which have elapsed since the Purchase Payment was made. The deferred sales charge for each Purchase Payment is determined by multiplying the Purchase Payment withdrawn by the appropriate percentage, in accordance with the schedule set forth in the tables below.

   Withdrawals are taken first against Purchase Payments, then against any increase in value. However, the deferred sales charge only applies to the Purchase Payment (not to any associated changes in value). To satisfy a partial withdrawal, the deferred sales charge is calculated as if the Purchase Payments are withdrawn from the Subaccounts in the same

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                                       8
order they were applied to the Account. Partial withdrawals from the Guaranteed Account will be treated as described in the Appendix and the prospectus for the Guaranteed Account. The total charge will be the sum of the charges applicable for all of the Purchase Payments withdrawn.

      Years since receipt            Deferred Sales
      of Purchase Payment           Charge Deduction
-------------------------------  ---------------------
Less than 2                                 7%
2 or more but less than 4                   6%
4 or more but less than 5                   5%
5 or more but less than 6                   4%
6 or more but less than 7                   3%
7 or more                                   0%

   Contracts or Certificates Issued in New York

      Years since receipt            Deferred Sales
      of Purchase Payment           Charge Deduction
-------------------------------  ---------------------
Less than 1                                 7%
1 or more but less than 2                   6%
2 or more but less than 3                   5%
3 or more but less than 4                   4%
4 or more but less than 5                   3%
5 or more but less than 6                   2%
6 or more but less than 7                   1%
7 or more                                   0%


A deferred sales charge will not be deducted from any portion of a Purchase Payment withdrawn if the withdrawal is:

   (bullet) applied to provide Annuity benefits;
   (bullet) paid to a Beneficiary due to the Annuitant's death before Annuity payments start, up to a maximum of the Purchase Payment(s) in the Account on the Annuitant's date of death;
   (bullet) made due to the election of an Additional Withdrawal Option (see
            "Additional Withdrawal Options");
   (bullet) under a Qualified Contract when the amount withdrawn is equal to the minimum distribution required by the Code for this Contract calculated using a method permitted under the Code and agreed to by Aetna;
   (bullet) paid upon a full withdrawal where the Account Value is $2,500 or less and no amount has been withdrawn during the prior 12 months; or
   (bullet) paid if we close out your Account when the value is less than $2,500 (or other amount required by state law).


   After the first Account Year, you may withdraw all or a portion of your Purchase Payments without a deferred sales charge, provided that (1) such withdrawal occurs within three years of the Annuitant's admission to a licensed nursing care facility (including non-licensed facilities in New Hampshire) and (2) the Annuitant has spent at least 45 consecutive days in such facility. This waiver of deferred sales charge does not apply if the Annuitant is in a nursing care facility at the time the Account is established. It will also not apply if otherwise prohibited by state law.

   The Company does not anticipate that the deferred sales charge will cover all sales and administrative expenses which it incurs in connection with the Contract. The difference will be covered by the general assets of the Company which are attributable, in part, to mortality and expense risk charges under the Contract described above.


   Free Withdrawals. At least 12 months after the date the first Purchase Payment is applied to your Account and subject to the restrictions described below, you may withdraw up to 10% of your current Account Value (up to 15% of your current Account Value for Contracts or Certificates issued in the State of New York) during each calendar year without imposition of a deferred sales charge. The free withdrawal applies only to the first partial or full withdrawal in each calendar year. The free withdrawal amount will be based on the Account Value calculated on the Valuation Date next following our receipt of your request for withdrawal. If your withdrawal exceeds the applicable free withdrawal allowance, we will deduct a deferred sales charge on the excess amount. (See the Appendix for a discussion of withdrawals from the Guaranteed Account.) This provision may not be exercised if an Additional Withdrawal Option is in effect (See "Additional Withdrawal Options") or if you have withdrawn a minimum distribution required by the Code for which the deferred sales charge has been waived in the same calendar year.


Reduction or Elimination of the Deferred Sales Charge.
   We may reduce or eliminate the deferred sales charge when sales of the Contracts are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the deferred sales charge will be based on the following:


(1) the size and type of the group of individuals to whom the Contract is offered;


(2) the amount of expected Purchase Payments; and

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                                       9

(3) whether there is a prior or existing relationship with the Company such as being an employee of the Company or an affiliate, receiving distributions or making internal transfers from other Contracts issued by the Company, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

   Any reduction or elimination of the deferred sales charge will not be unfairly discriminatory against any person.

Fund Expenses
   Each Fund incurs certain expenses which are paid out of its net assets. These expenses include, among other things, the investment advisory or "management" fee. The expenses of the Funds are set forth in the Fee Table in this Prospectus and described more fully in the accompanying Fund prospectuses.


Premium and Other Taxes
   Several states and municipalities currently impose a premium tax on Annuities. These taxes currently range from 0% to 4%. Ordinarily, any applicable state premium tax will be deducted from the Account Value when it is applied to an Annuity Option. However, we reserve the right to deduct state premium tax from the Purchase Payment(s) or from the Account Values at any time, but no earlier than when we have a tax liability under state law.

   Any municipal premium tax assessed at a rate in excess of 1% will be deducted from the Purchase Payment(s) or from the amount applied to an Annuity Option based on our determination of when such tax is due. We will absorb any municipal premium tax which is assessed at 1% or less. We reserve the right, however, to reflect this added expense in our Annuity purchase rates for residents of such municipalities.

                              CONTRACT VALUATION
 =============================================================================

Account Value
   Until the Annuity Date, the Account Value is the total dollar value of amounts held in the Account as of any Valuation Date. The Account Value at any given time is based on the value of the units held in each Subaccount, plus the value of amounts held in the Guaranteed Account.


Accumulation Units
   The value of your interests in a Subaccount is expressed as the number of "Accumulation Units" that you hold multiplied by an "Accumulation Unit Value" (or "AUV") for each unit. The AUV on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor of that Subaccount for the period between the immediately preceding Valuation Date and the current Valuation Date. (See "Net Investment Factor" below.) The Accumulation Unit Value will be affected by the investment performance, expenses and charges of the applicable Fund and is reduced each day by a percentage that accounts for the daily assessment of mortality and expense risk charges and the administrative charge.

   Initial Purchase Payments will be credited to your Account at the AUV computed on the next Valuation Date following our acceptance of the Application as described under "Purchasing Interests in the Contract." Each subsequent Purchase Payment (or amount transferred) received by the Company by the close of business of the New York Stock Exchange will be credited to your Account at the AUV computed on the next Valuation Date following our receipt of your payment or transfer request. The value of an Accumulation Unit may increase or decrease.

Net Investment Factor
   The net investment factor is used to measure the investment performance of a Subaccount from one Valuation Date to the next. The net investment factor for a Subaccount for any valuation period is equal to the sum of 1.0000 plus the net investment rate. The net investment rate equals:
   (a) the net assets of the Fund held by the Subaccount on the current Valuation Date, minus
   (b) the net assets of the Fund held by the Subaccount on the preceding Valuation Date, plus or minus
   (c) taxes or provisions for taxes, if any, attributable to the operation of the Subaccount;
   (d) divided by the total value of the Subaccount's Accumulation and Annuity Units on the preceding Valuation Date;

   (e) minus a daily charge at the annual effective rate of 1.25% for mortality and expense risks, and an administrative charge of 0.15% (unless reduced or eliminated) during the Accumulation Period and up to 0.25% during the Annuity Period (currently 0% during the Annuity Period).
   The net investment rate may be either positive or negative.


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                                      10

                                  TRANSFERS
 =============================================================================


   At any time prior to the Annuity Date, you can transfer amounts held under your Account among the investment options available subject to certain limitations. (See "Investment Options.") Transfers from the Guaranteed Account may be subject to certain restrictions and to a market value adjustment. (See the Appendix.) During the Annuity Period, if you have elected a variable Annuity, you can make transfers only among the Subaccounts available during the Annuity Period. (See "Annuity Options.") A request for transfer can be made either in writing or by telephone. The telephone transfer privilege is available automatically; no special election is necessary. All transfers must be in accordance with the terms of the Contract. Any transfer will be based on the Accumulation Unit Value next determined after the Company receives a valid transfer request at its Home Office.

   During the Accumulation Period, twelve free transfers are allowed per calendar year. Thereafter, the Company reserves the right to charge up to $10 for each additional transfer. The Company currently does not impose this charge. Currently, during the Annuity Period, four transfers are allowed each calendar year.


Dollar Cost Averaging Program

   You may establish automated transfers of Account Values on a monthly or quarterly basis through the Company's Dollar Cost Averaging Program. Dollar cost averaging is a system for investing a fixed amount of money at regular intervals over a period of time. The Dollar Cost Averaging Program permits the transfer of amounts from any of the variable funding options and the one-year Guaranteed Term to any of the Subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from the one-year Guaranteed Term. (See the Appendix for a discussion of the restrictions and features attributable to the Guaranteed Account.)


   Dollar cost averaging does not ensure a profit nor guarantee against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information, please refer to the "Inquiries" section of the Prospectus Summary, which describes how you can obtain further information.
   The Dollar Cost Averaging Program is not available to individuals who have elected an Additional Withdrawal Option or the Account Rebalancing Program.

Account Rebalancing Program

   The Account Rebalancing Program allows you to have portions of your Account Value automatically reallocated annually to a specified percentage. Only Account Values accumulating in the Subaccounts can be rebalanced. You may participate in this program by completing the Account Rebalancing section of the Application, or by sending a written request to the Company at its Home Office. The Account Rebalancing Program does not ensure a profit nor guarantee against loss in a declining market.

   The Account Rebalancing Program is not available to Certificate Holders who have elected the Dollar Cost Averaging Program.



                                 WITHDRAWALS
 =============================================================================


   All or a portion of your Account Value may be withdrawn at any time during the Accumulation Period. Withdrawal restrictions applicable to Section 403(b) Contracts are described below. To request a withdrawal, you must properly complete a disbursement form and send it to our Home Office. Payments for withdrawal requests will be made in accordance with Securities and Exchange Commission requirements, but normally not later than seven calendar days following our receipt of a disbursement form. Withdrawals may be subject to a deferred sales charge (see "Charges and Deduction") and to taxes and to tax penalties (see "Tax Status").


   Withdrawals may be requested in one of the following forms:

(bullet) Full Withdrawal of an Account: The amount paid for a full withdrawal will be the Adjusted Account Value minus any applicable deferred sales charge and maintenance fee due.

(bullet) Partial Withdrawals: (Percentage): The amount paid will be the percentage of the Adjusted Account Value requested minus any applicable deferred sales charge.

(bullet) Partial Withdrawals: (Specified Dollar Amount): The amount paid will be the dollar amount requested. However, the amount withdrawn from your Account will

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                                      11
         equal the amount you request plus any applicable deferred sales charge and plus or minus any applicable market value adjustment.

   For any partial withdrawal, the value of the Accumulation Units canceled will be withdrawn proportionately from the Guaranteed Account or each Subaccount in which your Account is invested, unless you request otherwise in writing. All amounts paid will be based on your Account Value as of the next Valuation Date after we receive a request for withdrawal at our Home Office, or on such later date as the disbursement form may specify.


   The tax treatment of withdrawals from each Nonqualified Contract may be affected if you own other annuity contracts issued by us (or our affiliates) that were purchased on or after October 21, 1988. (See "Tax Status.")


   Withdrawal Restrictions from 403(b) Plans. Under Section 403(b) Contracts, the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59-1/2, separation from service or financial hardship. (See "Tax Status.")

                        ADDITIONAL WITHDRAWAL OPTIONS
 =============================================================================


   The Company offers certain withdrawal options under the Contract that are not considered Annuity Options ("Additional Withdrawal Options"). To exercise these options, your Account Value must meet the minimum dollar amount and age criteria applicable to that option.


   The Additional Withdrawal Options currently available under the Contract include the following:

(bullet) SWO--Systematic Withdrawal Option. SWO is a series of partial withdrawals from your Account based on a payment method you select. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under a Contract.


(bullet) ECO--Estate Conservation Option. ECO offers the same investment flexibility as SWO but is designed for those who want to receive only the minimum distribution that the Code requires each year. ECO is available only under Qualified Contracts. Under ECO, the Company calculates the minimum distribution amount required by law, and pays you that amount once a year. (See "Tax Status.")


   Other Additional Withdrawal Options may be added from time to time. Additional information relating to any of the Additional Withdrawal Options may be obtained from your local representative or from the Company at its Home Office.

   If you select one of the Additional Withdrawal Options, you will retain all of the rights and flexibility permitted under the Contract during the Accumulation Period. Your Account Value will continue to be subject to the charges and deductions described in this Prospectus.


   Once you elect an Additional Withdrawal Option, you may revoke it any time by submitting a written request to our Home Office. Once an option is revoked, it may not be elected again for three years, nor may any other Additional Withdrawal Option be elected unless permitted by the Code. The Company reserves the right to discontinue the availability of one or all of these Additional Withdrawal Options for new elections at any time, and/or to change the terms of future elections.



                   DEATH BENEFIT DURING ACCUMULATION PERIOD
 =============================================================================

   A death benefit will be payable to the Beneficiary(ies) if the Certificate Holder or the Annuitant dies before annuity payments have commenced. Upon the death of a joint Certificate Holder prior to the Annuity Date, the surviving Certificate Holder, if any, will become the designated Beneficiary. Any other Beneficiary designation on record with the Company at the time of death will be treated as a contingent Beneficiary.

   The amount of death benefit proceeds will be determined as of the date of death. Under some circumstances, the amount of the death benefit is guaranteed, as described below.


Death Benefit Amount
   Upon the death of the Annuitant, the guaranteed death benefit proceeds will be the greatest of:


(1) the total Purchase Payment(s) applied to the Account, minus the sum of all amounts withdrawn, annuitized or deducted from such Account;

(2) the highest step-up value as of the date of death. The step-up value is determined on each anniversary of the

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                                      12

    Effective Date, up to the Annuitant's 75th birthday (85th birthday for Contracts or Certificates issued in New York). Each step-up value is calculated as the Account Value on the Effective Date anniversary, increased by Purchase Payments applied, and decreased by partial withdrawals, annuitizations and deductions taken from the Account since the Effective Date anniversary; or

(3) the Account Value as of the date of death.

   The excess, if any, of the guaranteed death benefit value over the Account Value is determined as of the date of death. Any excess amount will be deposited and allocated to the money market Subaccount available under the Contract. The Account Value on the claim date plus any excess amount deposited into the Account becomes the Certificate Holder's Account Value. The claim date is the date we receive valid proof of death and the Beneficiary's claim at our Home Office.

   Upon the death of the Annuitant's spousal Beneficiary who continued the Account in his or her own name, the amount of the death benefit proceeds will be equal to the Adjusted Account Value on the claim date, less any deferred sales charge applicable to any Purchase Payments made since the death of the Annuitant.

   If the spousal beneficiary continued the Account after the death of a Certificate Holder who was not the Annuitant, the amount of death benefit proceeds payable upon the spousal beneficiary's death will be equal to the Adjusted Account Value on the claim date. Full or partial Withdrawals may be subject to a deferred sales charge in accordance with the usual rules regarding the deferred sales charge. (See "Deferred Sales Charge.")

   Under Nonqualifed Contracts only, if the Certificate Holder is not the Annuitant and dies, the amount of death benefit proceeds will be equal to the Adjusted Account Value on the claim date. Full or partial withdrawals may be subject to a deferred sales charge.

   For amounts held in the Guaranteed Account, see the Appendix for a discussion of the calculation of death benefit proceeds.

Death Benefit Payment Options
   Death benefit proceeds may be paid to the Beneficiary as described below. If you die and no Beneficiary exists, the death benefit will be paid in a lump sum to your estate. Prior to any election by the Beneficiary, the Account Value will remain in the Account and the Account Value will continue to be affected by the investment performance of the investment option(s) selected. The Beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The Code requires that distributions begin within a certain time period, as described below. If no elections are made, no distributions will be made. Failure to commence distributions within those time periods can result in tax penalties.

   Nonqualified Contracts. Under a Nonqualified Contract, if you die, or if you are a nonnatural person and the Annuitant dies, and the Beneficiary is your surviving spouse, he or she automatically becomes the successor Certificate Holder. The successor Certificate Holder may exercise all rights under the Account and (1) continue in the Accumulation Period; (2) elect to apply some or all of the Adjusted Account Value to any of the Annuity Options; or (3) receive at any time a lump sum payment equal to all or a portion of the Adjusted Account Value. If you die and you are not the Annuitant, any applicable deferred sales charge will be applied if a lump sum payment is elected. Under the Code, distributions are not required until the successor Certificate Holder's death.

   If you die and the Beneficiary is not your surviving spouse, he or she may elect option (2) or (3) above. According to the Code, any portion of the Adjusted Account Value not distributed in installments over the life or life expectancy beginning within one year of your death, must be paid within five years of your death. (See "Tax Status of the Contract.")

   If you are a natural person but not the Annuitant and the Annuitant dies, the Beneficiary may elect to apply the Adjusted Account Value to an Annuity Option within 60 days or to receive a lump sum payment equal to the Adjusted Account Value, subject to state regulatory approval. If the Beneficiary does not elect an Annuity Option within 60 days of the date of death, the gain, if any, will be includable in the Beneficiary's income in the year the Annuitant dies.

   If SWO is in effect, payments will cease at the Certificate Holder's or Annuitant's death. A Beneficiary, however, may elect to continue SWO.

   Qualified Contracts. Under a Qualified Contract, the death benefit is paid at the death of the participant, who is the Annuitant under the Contract. The Beneficiary has the following options: (1) apply some or all of the Adjusted Account Value to any of the Annuity Options, subject to the

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                                      13
distribution rules in Code Section 401(a)(9), or (2) receive at any time a lump sum payment equal to all or a portion of the Adjusted Account Value. If the Account was established in conjunction with a Section 401(a) qualified pension or profit sharing plan or a Section 457 deferred compensation plan, payment will be made, as directed by the Certificate Holder, to either the Certificate Holder or to the plan beneficiary.

   If ECO or SWO is in effect and the participant dies before the required beginning date for minimum distributions, payments will cease. A Beneficiary, or the Certificate Holder on behalf of a plan Beneficiary, may elect ECO or SWO provided the election would satisfy the Code minimum distribution rules.

   If ECO or SWO is in effect and the participant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Code minimum distribution rules, unless the option is revoked.

   Death benefit payments must satisfy the distribution rules in Code Section 401(a)(9). (See "Tax Status of the Contract.")

                                ANNUITY PERIOD
 =============================================================================


Annuity Period Elections
   You must notify us in writing of the date you want Annuity Payments to start (the "Annuity Date") and the Annuity Option elected. Payments may not begin earlier than one year after purchase, or, unless we consent, later than the later of (a) the first day of the month following the Annuitant's 85th birthday, or (b) the tenth anniversary of the last Purchase Payment (fifth anniversary for Contracts issued in Pennsylvania). For Contracts or Certificates issued in New York, Annuity Payments may not begin later than the first day of the month following the Annuitant's 90th birthday.

   Annuity Payments will not begin until you have selected an Annuity Date and an Annuity Option. Until a date and option are elected, the Account will continue in the Accumulation Period.

   As of January 1, 1997, the Code generally requires that for Qualified Contracts, other than IRAs and for five- percent owners in other Qualified Contracts, minimum annual distributions of the Account Value begin by April 1st of the calendar year following the calendar year in which a participant attains age 70-1/2 or retires, whichever occurs later. For IRA depositors and for five-percent owners, minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2. In addition, distributions must be in a form and amount sufficient to satisfy the Code requirements. These requirements may be satisfied by the election of certain Annuity Options or Additional Withdrawal Options. (See "Tax Status.") For Nonqualified Contracts, failure to select an Annuity Option and an Annuity Date, or postponement of the Annuity Date past the Annuitant's 85th birthday or tenth anniversary of your last Purchase Payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering such a course of action.

   At least 30 days prior to the Annuity Date, you must notify us in writing of the following:

(bullet) the date on which you would like Annuity Payments to begin;

(bullet) the Annuity Option under which you want payments to be calculated and paid;

(bullet) whether the payments are to be made monthly, quarterly, semi-annually or annually; and

(bullet) the investment option(s) used to provide Annuity Payments (i.e., a fixed Annuity using the general account or a variable Annuity using any of the Subaccounts available at the time of annuitization or a combination of the two).

   Once Annuity Payments begin, the Annuity Option may not be changed. (See "Annuity Options" below for more information about transfers during the Annuity Period.)

Partial Annuitization
   You may elect an Annuity Option with respect to a portion of your Account Value, while leaving the remaining portion of your Account Value invested in the Accumulation Period. The Code and the regulations do not specifically address the tax treatment applicable to payments provided in this way. Whether such payments are taxable as annuity payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser if you are considering a partial annuitization of your Account.

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                                      14

Annuity Options
   The Certificate Holder may choose one of the following Annuity Options:

Lifetime Annuity Options:

(bullet) Option 1--Life Annuity--An annuity with payments ending on the Annuitant's death.

(bullet) Option 2--Life Annuity with Guaranteed Payments--An annuity with payments guaranteed for 5-30 years.

(bullet) Option 3--Life Annuity with Cash Refund Feature--An annuity with a cash refund feature. Payments are guaranteed for the amount applied to the Annuity option. If the Annuitant dies before the amount applied to the Annuity Option (less any applicable premium tax) has been paid, any remaining balance will be paid in one sum to the Beneficiary. This option is available only when all payments are as a fixed Annuity.

(bullet) Option 4--Life Annuity Based Upon the Lives of Two Annuitants--An annuity paid during the lives of the Annuitant and a second Annuitant. The Certificate Holder selects an Annuity with 100%, 66-2/3% or 50% of the payment to continue after the first death, or an Annuity with 100% of the payment to continue at the death of the second Annuitant and 50% of the payment to continue at the death of the Annuitant.

(bullet) Option 5--Life Annuity Based Upon the Lives of Two Annuitants with
         Guaranteed Payments--An Annuity with Payments for a minimum of 5-30 years, with 100% of the payment to continue after the first death.

(bullet) Option 6--Life Annuity Based Upon the Lives of Two Annuitants with a
         Cash Refund Feature--An Annuity with 100% of the payment to continue after the first death with a cash refund feature. Payments are guaranteed for the amount applied to the Annuity Option. If both Annuitants die prior to the total payment of the amount applied to the Annuity Option (less any premium tax), any remaining balance will be paid in one sum to the beneficiary. This option is available only when all payments are as a Fixed Annuity.

   If Option 1 or 4 is elected, it is possible that only one Annuity Payment will be made if the Annuitant under Option 1, or the surviving Annuitant under Option 4, should die prior to the due date of the second Annuity Payment. Once lifetime Annuity payments begin, the Certificate Holder cannot elect to receive a lump-sum settlement.

Nonlifetime Annuity Option:
   Under the nonlifetime option, payments may be made for generally 5-30 years, as selected by the Certificate Holder. If this option is elected as a variable Annuity, the Certificate Holder may request that the present value of all or any portion of the remaining variable payments be paid in one sum. However, any lump-sum elected before three years of payments have been completed will be treated as a withdrawal during the Accumulation Period and any applicable deferred sales charge will be assessed. (See "Charges and Deductions--Deferred Sales Charge.") If the nonlifetime option is elected on a fixed basis, you cannot elect to receive a lump-sum settlement.

   We may also offer additional Annuity Options under your Contract from time to time. You can call the number listed in the "Inquiries" section of the Prospectus Summary, to determine which options are available and the terms of such options. Additional or enhanced options may not be available to those already receiving Annuity payments.

   Annuity Payments Date Payments Start. When payments start, the age of the Annuitant plus the number of years for which payments are guaranteed must not exceed 95. For Qualified Contracts only, Annuity Payments may not extend beyond
(a) the life of the Annuitant, (b) the joint lives of the Annuitant and beneficiary, (c) a period certain greater than the Annuitant's life expectancy, or (d) a period certain greater than the joint life expectancies of the Annuitant and Beneficiary.

   Amount of Each Annuity Payment. The amount of each payment depends on how you allocate your Account Value between fixed and variable payouts (some options require all payments be made on a fixed basis). No election may be made that would result in the first Annuity Payment of less than $50, or total yearly Annuity Payments of less than $250 (less if required by state law). If the Account Value on the Annuity Date is insufficient to elect an option for the minimum amount specified, a lump-sum payment must be elected. We reserve the right to increase the minimum first Annuity Payment amount and the minimum annual Annuity Payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U), since July 1, 1993.

   If Annuity Payments are to be made on a variable basis, the first and subsequent payments will vary depending on the assumed net investment rate selected (3-1/2% or 5% per

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                                      15
annum). Selection of a 5% rate causes a higher first payment, but Annuity Payments will increase thereafter only to the extent that the net investment rate exceeds 5% on an annualized basis. Annuity Payments would decline if the rate were below 5%. Use of the 3-1/2% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate. (See the Statement of Additional Information for further discussion on the impact of selecting an assumed net investment rate.)

Charges Deducted During the Annuity Period
   We make a daily deduction for mortality and expense risks from any amounts held on a variable basis. Therefore, electing the nonlifetime option on a variable basis will result in a deduction being made even though we assume no mortality risk. We may also deduct a daily administrative charge from amounts held under the variable options. This charge, established when a variable Annuity Option is elected, will not exceed 0.25% per year of amounts held on a variable basis. Once established, the charge will be effective during the entire Annuity Period. (See "Charges and Deductions.")


Death Benefit Payable During the Annuity Period
   The death benefit, if any, due when the Annuitant dies after Annuity Payments have begun, will depend on the terms of the Contract and the Annuity Option selected. If Option 1 or Option 4 was elected, Annuity Payments will cease on the death of the Annuitant under Option 1 or the death of the surviving Annuitant under Option 4.

   If Lifetime Option 2 or Option 5 was elected and the death of the Annuitant under Option 2, or the surviving Annuitant under Option 5, occurs prior to the end of the guaranteed minimum payment period, we will continue payments to the Beneficiary unless the Beneficiary elects a lump sum.

   If the nonlifetime option was elected, and the Annuitant dies before all payments are made, the value of any remaining payments will be paid to the Beneficiary unless the Beneficiary elects a lump sum.

   When the Annuitant dies after Annuity Payments have begun and if there is a death benefit payable under the Annuity option elected, the remaining value must be distributed to the Beneficiary at least as rapidly as under the original method of distribution.

   Any lump-sum payment paid under the applicable lifetime or nonlifetime Annuity options will be made within seven calendar days after acceptable proof of death, and a request for payment are received at our Home Office. The value of any death benefit proceeds will be determined as of the next Valuation Date after we receive acceptable proof of death and a request for payment. Under Options 2 and 5, such value will be reduced by any payments made after the date of death.



                                  TAX STATUS
 =============================================================================


Introduction
   The following provides a general discussion and is not intended as tax advice. This discussion reflects the Company's understanding of current federal income tax law. Such laws may change in the future, and it is possible that any change could be retroactive (i.e., effective prior to the date of the change). In addition, this discussion does not cover the potential application of federal estate and gift tax laws, or state, local or any other tax law. The Company makes no guarantee regarding the tax treatment of any contract or transaction involving a Contract.

   The Contract may be purchased on a non-tax qualified basis ("Nonqualified Contract") or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under Section 401(a), 403(b), 408(b) or 457 of the Code ("Qualified Contracts"). The ultimate effect of federal income taxes on the amounts held under a Contract, on Annuity payments, and on the economic benefit to the Contract Holder, Certificate Holder or Beneficiary may depend upon the tax status of the individual concerned. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction.


Taxation of the Company
   The Company is taxed as a life insurance company under the Code. Since the Separate Account is not an entity separate from the Company, it will not be taxed separately as a "regulated investment company" under the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

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                                      16

   Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretation thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contract
   Diversification. Section 817(h) of the Code requires that with respect to Nonqualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the Funds' assets may be invested.

   In addition, in certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In these circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of investment control over the assets. The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that owners were not owners of separate account assets. For example, a Certificate Holder has additional flexibility in allocating premium payments and account values. In addition, the number of funds provided under the Contract is significantly greater than the number of funds offered in contracts on which rulings have been issued. These differences could result in a Certificate Holder being treated as the owner of a pro rata portion of the assets of the Separate Account. The Company reserves the right to modify the Contract as necessary to attempt to prevent a Certificate Holder from being considered the owner of a pro rata share of the assets of the Separate Account.

   Required Distributions--Nonqualified Contracts: In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires Nonqualified Contracts to provide that (a) if any Certificate Holder dies on or after the Annuity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution in effect at the time of the Certificate Holder's death, and (b) if any Certificate Holder dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Certificate Holder's death. These requirements will be considered satisfied as to any portion of a Certificate Holder's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Certificate Holder's death. The "designated beneficiary" refers to a natural person designated by the Certificate Holder as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of the deceased Certificate Holder, the Account may be continued with the surviving spouse as the new Certificate Holder.

   The Nonqualifed Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

   The discussion under "Taxation of Annuities" below is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

   Required Distributions--Qualified Contracts: The Code has required distribution rules for Section 401(a), 403(b) and 457 Plans and Individual Retirement Annuities. Other than for IRAs and for five-percent owners in other Qualified Contracts distributions must generally begin by April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2 or retires, whichever occurs later. For IRA depositors and for five-percent owners, minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2. Under 403(b) plans, if the Company maintains separate records, distribution of amounts held as of December 31, 1986 must generally

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                                      17
begin by the end of the calendar year in which the participant attains age 75 (or retires, whichever occurs later). However, special rules require that some or all of the balance be distributed earlier if any distributions are taken in excess of the minimum required amount.

   To comply with these provisions, distributions must be in a form and amount sufficient to satisfy the minimum distribution and minimum distribution incidental death benefit rules specified in Section 401(a) (9) of the Code.

   In general, annuity payments must be distributed over the participant's life or the joint lives of the participant and beneficiary, or over a period not greater than the participant's life expectancy or the joint life expectancies of the participant and beneficiary. Also, any distribution under a Section 457 Plan payable over a period of more than one year must be made in substantially nonincreasing amounts.

   If the participant dies on or after the required beginning date for minimum distributions, distributions to the beneficiary must be made at least as rapidly as the method of distribution in effect at the time of the participant's death. However, if the required minimum distribution is calculated each year based on the participant's single life expectancy or the joint life expectancies of the participant and beneficiary, the regulations for Code Section 401(a)(9) provide specific rules for calculating the required minimum distributions at the participant's death. For example, if ECO was elected with the calculation based on the participant's single life expectancy, and the life expectancy is recalculated each year, the recalculated life expectancy becomes zero in the calendar year following the participant's death and the entire remaining interest must be distributed to the beneficiary by December 31 of the year following the participant's death. However, a spousal beneficiary, other than under a Section 457 Plan, has certain rollover rights which can only be exercised in the year of the participant's death. The rules are complex and the participant should consult a tax adviser before electing the method of calculation to satisfy the minimum distribution requirements.

   If the participant dies before the required beginning date for minimum distributions, the entire interest must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of the participant's death. Alternatively, payments may be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary, not to exceed 15 years for a non-spousal beneficiary under a
Section 457 Plan, provided the distribution begins to a non-spouse beneficiary by December 31 of the calendar year following the calendar year of the participant's death. If payments are made to a spousal beneficiary, distributions must begin by the later of December 31 of the calendar year following the calendar year of the death or December 31 of the calendar year in which the participant would have attained age 70-1/2.

   An exception applies for a spousal beneficiary under an Individual Retirement Annuity. In lieu of taking a distribution under these rules, a spousal Beneficiary may elect to treat the Account as his or her own IRA and defer taking a distribution until his or her age 70-1/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Account or fails to take a distribution within the required time period.

   If the participant or beneficiary fails to take the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Taxation of Annuity Contracts
   In General: Section 72 of the Code governs taxation of annuities in general. The Company believes that a Certificate Holder under a Nonqualified Contract who is a natural person generally is not taxed on increases in the Account Value until distribution occurs by withdrawing all or part of such Account Value (e.g., withdrawals or Annuity Payments under the Annuity Option elected). The taxable portion of a distribution (in the form of a single sum payment or an Annuity) is taxable as ordinary income.

   Non-Natural Holders of a Nonqualified Contract: If the Certificate Holder is not a natural person, a Nonqualified Contract is not treated as an annuity for income tax purposes and the "income on the contract" for the taxable year is currently taxable as ordinary income. "Income on the contract" is any increase over the year in the Surrender Value, adjusted for Purchase Payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to the rule and a non-natural person should consult with its tax adviser prior to purchasing this Contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of "income on the contract" for purposes of the unrelated business income tax. When the Certificate Holder is not a natural person, the Annuitant is considered

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                                      18
the Certificate Holder for the purpose of meeting the required distribution-at-death rules. In addition, when the Certificate Holder is not a natural person, a change in Annuitant is treated as the death of the Certificate Holder.

   The following discussion generally applies to Qualified Contracts or Nonqualified Contracts owned by a natural person.

   Withdrawals: In the case of a withdrawal under a Qualified Contract, including withdrawals under SWO or ECO, the amount taxable is generally based on the ratio of the "investment in the contract" to Account Value. The "investment in the contract" generally equals the amount of any nondeductible Purchase Payments paid by or on behalf of any individual less any amount received previously which was excludable from gross income. For a Qualified Contract, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Contract.

   With respect to Nonqualified Contracts, partial withdrawals, including withdrawals under SWO, are generally treated as taxable income to the extent that the Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. The Account Value immediately before a withdrawal may have to be increased by any positive market value adjustment (MVA) that results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of MVAs in these circumstances, and a Certificate Holder should contact a competent tax advisor with respect to the potential tax consequences of any MVA that arises as a result of a partial withdrawal.

   Full withdrawals of a Nonqualified Contract are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

   Annuity Payments: Although the tax consequences may vary depending on the Annuity Payment elected under the Contract, in general, only the portion of the Annuity Payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable. For variable Annuity Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity Payments for the term of the payments; however, the remainder of each Annuity Payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity Payments is taxable. If Annuity Payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax advisor regarding deductibility of the unrecovered amount.

   Penalty Tax: In the case of a distribution pursuant to a Nonqualified Contract, or a Qualified Contract other than a Qualified Contract sold in conjunction with a Code Section 457 Plan, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income.

   In general, there is no penalty tax on distributions from a Nonqualified
Contract: (1) made on or after the date on which the taxpayer attains age 59-1/2; (2) made as a result of the death of the Certificate Holder; (3) attributable to the taxpayer's total and permanent disability; (4) received in substantially equal periodic payments (at least annually) over the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and a "designated beneficiary;" or (5) allocable to "investment in the contract" before August 14, 1982.

   If a distribution is made from a Qualified Contract sold in conjunction with a Section 401(a) Plan or Section 403(b) Plan, the penalty tax will not apply on distribution made when the participant (a) attains age 59-1/2, (b) becomes permanently and totally disabled, (c) dies, (d) separates from service with the plan sponsor at or after age 55, (e) rolls over the distribution amount to another plan of the same type in accordance with the terms of the Code, or (f) takes the distributions in substantially equal periodic payments (at least annually) over his or her life or life expectancy or the joint lives or joint life expectancies of the participant and plan beneficiary, provided the participant has separated from service with the plan sponsor. In addition, the penalty tax does not apply for the amount of a distribution equal to unreimbursed medical expenses incurred by the participant that qualify for deduction as specified in the Code. The Code may impose other penalty taxes in other circumstances.

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                                      19

   In general, the same exceptions described in the preceding paragraph will apply to distributions made from an Individual Retirement Annuity. Beginning January 1, 1997, the penalty tax is also waived on distributions made from an IRA to pay for health insurance premiums for certain unemployed individuals.


   Taxation of Death Benefit Proceeds: Amounts may be distributed from the Contract because of the death of a Certificate Holder or the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity Payments, as described above.

   Transfers, Assignments or Exchanges of the Contract: A transfer of ownership of a Contract, the designation of an Annuitant, payee or other Beneficiary who is not also a Certificate Holder, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain tax consequences. The assignment, pledge, or agreement to assign or pledge any portion of the Account Value generally will be treated as a distribution. The assignment or transfer of ownership of a Qualified Contract generally is not allowed. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

   Multiple Contracts: All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.


                 CONTRACTS USED WITH CERTAIN RETIREMENT PLANS
 =============================================================================

Qualified Contracts in General
   The Qualified Contract is designed for use as an Individual Retirement Annuity or as a Contract used in connection with certain employer sponsored retirement plans. The tax rules applicable to participants and beneficiaries in Qualified Contracts are complex. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59-1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

   The Company makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Participants and beneficiaries under Qualified Contracts may be subject to the terms and conditions of the retirement plans themselves, in addition to the terms and conditions of the Contract issued in connection with such plans. Some retirement plans are subject to distribution and other requirements that are not incorporated in the provisions of the Contracts. Purchasers are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable laws, and should consult their legal counsel and tax adviser regarding the suitability of the Contract.

   Section 457 Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. Prior to the August 20, 1996 enactment of the Small Business Job Protection Act of 1996 (the "Small Business Act") compensation deferred under the plans, all property and rights purchased with such amounts, and all income attributable to such amounts, property or rights remained solely the property and rights of the employer (without being restricted to the provision of benefits) subject only to the claims of the employer's general creditors. For that reason, depending on the terms of the particular plan, the employer may have been entitled to draw on deferred amounts for purposes unrelated to its
Section 457 plan obligations.


--------------------------------------------------------------------------------

   Under the Small Business Act, plans maintained by State or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates will be required to hold all assets and income of the Plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting the new requirement, custodial accounts and annuity contracts are treated as trusts. State and local government plans that were in existence on August 20, 1996 are allowed a transition period that ends January 1, 1999 to comply with the new requirement.

   In general, all amounts received under a Section 457 plan are taxable and reportable to the IRS as taxable income. Also, all amounts except death benefit proceeds are subject to federal income tax withholding as wages. If we make payments directly to a participant on behalf of the employer as owner, we will withhold federal taxes (and state taxes, if applicable).

   The Code imposes a maximum limit on annual Purchase Payments which may be excluded from the participant's gross income. Such limit is generally the lesser of $7,500 (as adjusted to reflect changes in the cost of living) or 33-1/3% of the participant's includible compensation (25% of gross compensation).

   Section 401(a) Plans. Section 401(a) permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the Contract to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to an individual except to a participant as a means to provide benefit payments.

   The Code imposes a maximum limit on annual Purchase Payments that may be excluded from a participant's gross income. Such limit must be calculated under the Plan by the employer in accordance with Section 415 of the Code. This limit is generally the lesser of 25% of the participant's compensation or $30,000. In addition, Purchase Payments will be excluded from a participant's gross income only if the Section 401(a) Plan meets certain nondiscrimination requirements.

   All distributions will be taxed as they are received unless the distribution is rolled over to another plan of the same type or to an individual retirement annuity/account ("IRA") in accordance with the Code, or unless the participant has made after-tax contributions to the plan, which are not taxed upon distribution. The Code has specific rules that apply, depending on the type of distribution received, if after-tax contributions were made.

   In general, payments received by a beneficiary after the participant's death are taxed in the same manner as if the participant had received those payments, except that a limited death benefit exclusion may apply for payments due to deaths that occurred on or before August 20, 1996. This exclusion no longer applies to payments due to deaths occurring after August 20, 1996.

   Section 403(b) Plans. Under Section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

   In order to be excludable from taxable income, total annual contributions made by the participant and his or her employer cannot exceed either of two limits set by the Code. The first limit, under Section 415, is generally the lesser of 25% of includible compensation or $30,000. The second limit, which is the exclusion allowance under Section 403(b), is usually calculated according to a formula that takes into account the participant's length of employment and any pretax contributions to certain other retirement plans. These two limits apply to the participant's contributions as well as to any contributions made by the employer on behalf of the participant. There is an additional limit that specifically limits salary reduction contributions to generally no more than $9,500 annually (subject to indexing); a participant's own limit may be higher or lower, depending on certain conditions. In addition, Purchase Payments will be excluded from a participant's gross income only if the Plan meets certain nondiscrimination requirements.

   Section 403(b)(11) restricts the distribution under Section 403(b) contracts of: (1) salary reduction contributions made after December 31, 1988; (2) earnings on those contributions; and (3) earnings during such period on amounts held as of December 31, 1988. Distribution of those amounts may only occur upon death of the participant, attainment of age 59-1/2, separation from service, total and permanent disability, or financial hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

--------------------------------------------------------------------------------

Individual Retirement Annuities and Simplified Employee Pension Plans
   Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity, hereinafter referred to as an "IRA." Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) Plans and contribute to an IRA owned by the employee. Purchasers of a Qualified Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

Withholding
   Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients may be provided the opportunity to elect not to have tax withheld from distributions; however, certain distributions from Section 401(a) Plans and
Section 403(b) tax-deferred annuities are subject to mandatory 20% federal income tax withholding. We will report to the IRS the taxable portion of all distributions.


                                MISCELLANEOUS
 =============================================================================


Distribution
   The Company will serve as the principal underwriter for the securities sold by this Prospectus. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). As principal underwriter, the Company will contract with one or more registered broker-dealers, or with banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934 pursuant to legal and regulatory exceptions ("Distributors") to offer and sell the Contracts. The Company and one or more of its affiliates may also sell the Contracts directly. All individuals offering and selling the Contracts must either be registered representatives of a broker-dealer, or employees of a bank exempt from registration under the Securities Exchange Act of 1934, and must also be licensed as insurance agents to sell variable annuity contracts.

   {From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the Contracts, and may negotiate different commissions for these broker-dealers.}

   {The Company may also contract with independent third party broker-dealers who will act as wholesalers by assisting the Company in finding broker-dealers or banks interested in acting as Distributors for the Company. These wholesalers may also provide training, marketing and other sales related functions for the Company and the Distributors and may provide certain administrative services to the Company in connection with the Contracts. The Company may pay such wholesalers compensation based on Purchase Payments for the Contracts purchased through Distributors selected by the wholesaler.}

   {The Company may also designate third parties to provide services in connection with the Contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the Distributors with approved marketing material, prospectuses or other supplies. These parties will also receive payments based on Purchase Payments for their services, to the extent such payments are allowed by applicable securities laws. All costs and expenses related to these services will be paid by the Company.}


   [Federated Securities Corp. ("FSC"), an affiliate of the adviser to the Funds in the Federated Insurance Series, may enter into agreements with some of the Distributors to provide services to customers in connection with the Funds acquired through the Contracts. These services will include providing customers with information concerning the Funds, their investment objectives, policies and limitations; portfolio securities; performance, responding to customer inquiries and providing such other services as the parties may agree, Fees paid by FSC to Distributors for these services may be based on the total number of assets in the Funds attributable to the Distributor's customers.]

   Payment of Commissions. {We pay Distributors and their Registered Representatives who sell the Contracts commissions and service fees. In limited circumstances, we also pay certain of these professionals compensation, overrides or reimbursement for expenses associated with the distribution of the Contract. In total, the compensation amounts are considered equivalent to approximately 7.5% of the Purchase Payments credited to the Contract over the Contract's estimated life. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Supervisory and other management personnel of the Company may receive compensation that will vary based on the relative profitablity to the Company of the funding options you select. Funding options that invest in Funds advised by the Company or its affiliates are generally more profitable to the Company.}


   {We pay these commissions, fees and related distribution expenses out of any deferred sales charges

--------------------------------------------------------------------------------
assessed or out of our general assets, including investment income and any profit from investment advisory fees and mortality and expense risk charges.
No additional deductions or charges are imposed for commissions and related expenses.}

   [Commissions will be paid to Distributors who sell the Contracts. Distributors will be paid commissions, up to an amount currently equal to 6.5% of Purchase Payments for promotional or distribution expenses associated with the marketing of the Contracts.]

Delay or Suspension of Payments
   The Company reserves the right to suspend or postpone the date of payment for any benefit or values (a) on any Valuation Date on which the New York Stock Exchange ("Exchange") is closed (other than customary weekend and holiday closings) or when trading on the Exchange is restricted; (b) when an emergency exists, as determined by the SEC, so that disposal of securities held in the Subaccounts is not reasonably practicable or is not reasonably practicable for the Company fairly to determine the value of the Subaccount's assets; or (c) during such other periods as the SEC may by order permit for the protection of investors. The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Performance Reporting
   From time to time, the Company may advertise different types of historical performance for the Subaccounts of the Separate Account. The Company may advertise the "standardized average annual total returns" of the Subaccounts, calculated in a manner prescribed by the SEC, as well as the "non-standardized returns." "Standardized average annual total returns" are computed according to a formula in which a hypothetical investment of $1,000 is applied to the Subaccount and then related to the ending redeemable values over the most recent one, five and ten-year periods (or since inception, if less than ten years). Standardized returns will reflect the reduction of all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative charge and any applicable deferred sales charge). "Non-standardized returns" will be calculated in a similar manner, except that non-standardized figures will not reflect the deduction of any applicable deferred sales charge (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods.

   The Company may also advertise certain ratings, rankings or other information related to the Company, the Subaccounts or the Funds. Further details regarding performance reporting and advertising are described in the Statement of Additional Information.

Voting Rights
   Each Contract Holder may direct us in the voting of shares at shareholders' meetings of the appropriate Funds(s). The number of votes to which each Contract Holder may give direction will be determined as of the record date. The number of votes each Contract Holder is entitled to direct with respect to a particular Fund during the Accumulation Period equals the portion of the Account Values(s) of the Contract attributable to that Fund, divided by the net asset value of one share of that Fund. During the Annuity Period, the number of votes is equal to the valuation reserve for the portion of the Contract attributable to that Fund, divided by the net asset value of one share of that Fund. In determining the number of votes, fractional votes will be recognized. Where the value of the Contract or valuation reserve relates to more than one Fund, the calculation of votes will be performed separately for each Fund.

   If you are a Certificate Holder under a group Contract, you have a fully vested (100%) interest in the benefits provided to you under your Account. Therefore, you may instruct the group Contract Holder how to direct the Company to cast the votes for the portion or the value of valuation reserve attributable to your Account. Votes attributable to those Certificate Holders who do not instruct the group Contract Holder will be cast by the Company in the same proportion as votes for which instructions have been received by the group Contract Holder. Votes attributable to individual or group Contract Holders who do not direct us will be cast by us in the same proportion as votes for which directions we have received.

   You will receive a notice of each meeting of shareholders, together with any proxy solicitation materials, and a statement of the number of votes attributable to your Account.


Modification of the Contract
   The Company may change the Contract as required by federal or state law. In addition, the Company may, upon 30 days written notice to the Contract Holder, make other changes to group Contracts that would apply only to individuals who become Certificate Holders under that Contract after the effective date of such changes. If the Contract Holder does not agree to a change, the Company reserves the right to refuse to establish new Accounts under the Contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.


--------------------------------------------------------------------------------

Transfers of Ownership; Assignment
   Assignments or transfers of ownership of a Qualified Contract generally are not allowed except as permitted under the Code, incident to a divorce. The prohibition does not apply to a Qualified Contract sold in conjunction with (1) a Section 457 deferred compensation plan, or (2) a Section 401(a) plan where the Contract is owned by a trustee. We will accept assignments or transfers of ownership of a Nonqualified Contract or a Qualified Contract where assignments or transfers of ownership are not prohibited, with proper notification. The date of any such transfer will be the date we receive the notification at our Home Office. (Refer to "Tax Status" for general tax information.) If you are contemplating a transfer of ownership or assignment you should consult a tax adviser due to the potential for tax liability.

   No assignment of a Contract will be binding on us unless made in writing and sent to us at our Home Office. The Company will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If the Company fails to follow its procedures, it would be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the Certificate Holder and the interest of the Annuitant and any Beneficiary will be subject to the rights of any assignee of record.


Involuntary Terminations
   We reserve the right to terminate any Account with a value of $2,500 or less immediately following a partial withdrawal (unless otherwise required by state law). However, an Individual Retirement Annuity may only be closed out when Purchase Payments have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days advance written notice. No deferred sales charge will be deducted for involuntary terminations. The Company does not intend to exercise this right in cases where the Account Value is reduced to $2,500 or less solely due to investment performance.

Legal Matters and Proceedings
   The Company knows of no material legal proceedings pending to which the Separate Account or the Company is a party or which would materially affect the Separate Account. The validity of the securities offered by this Prospectus has been passed upon by Counsel to the Company.


--------------------------------------------------------------------------------

                               CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION
 =============================================================================

   The Statement of Additional Information contains more specific information on the Separate Account and the Contract, as well as the financial statements of the Separate Account and the Company. A list of the contents of the SAI is set forth below:

                      General Information and History
                      Variable Annuity Account B
                      Offering and Purchase of Contracts
                      Performance Data
                       General
                       Average Annual Total Return Quotations
                      Annuity Payments
                      Sales Material and Advertising
                      Independent Auditors
                      Financial Statements of the Separate Account
                      Financial Statements of the Company

                                   APPENDIX
                           ALIAC GUARANTEED ACCOUNT
 =============================================================================

   The ALIAC Guaranteed Account (the "Guaranteed Account") is a credited interest option available during the Accumulation Period under the Contracts. This Appendix is a summary of the Guaranteed Account and is not intended to replace the Guaranteed Account prospectus. You should read the accompanying Guaranteed Account prospectus carefully before investing.

   The Guaranteed Account is a credited interest option in which we guarantee stipulated rates of interest for stated periods of time on amounts directed to the Guaranteed Account. For guaranteed terms of one year or less, a guaranteed rate is credited for the full term. For guaranteed rates of greater than one year, the initial guaranteed rate is credited from the date of deposit to the end of a specified period within the guaranteed term. The interest rate stipulated is an annual effective yield; that is, it reflects a full year's interest. Interest is credited daily at a rate that will provide the guaranteed annual effective yield for one year. Guaranteed interest rates will never be less than an annual effective rate of 3%.

   During a deposit period, amounts may be applied to any of the available guaranteed terms. Purchase Payments received after the initial payment will be allocated in the same proportions as the last allocation, if no new allocation instructions are received with the Purchase Payment. If the same guaranteed term(s) are not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.


   Except for transfers from the one-year Guaranteed Term in connection with the Dollar Cost Averaging Program, withdrawals taken in connection with an Estate Conservation or Systematic Withdrawal distribution option, and withdrawals for minimum distributions required by the Code for which the deferred sales charge is waived, withdrawals or transfers from a guaranteed term before the guaranteed term matures may be subject to a market value adjustment ("MVA"). An MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. When interest rates increase after the date of deposit, the value of the investment decreases, and the MVA is negative. Conversely, when interest rates decrease after the date of deposit, the value of the investment increases, and the MVA is positive. It is possible that a negative MVA could result in the Certificate Holder receiving an amount which is less than the amount paid into the Guaranteed Account.


   For partial withdrawals during the Accumulation Period, amounts to be withdrawn from the Guaranteed Account will be withdrawn on a pro rata basis from each group of deposits having the same length of time until the Maturity Date ("Guaranteed Term Group"). Within a Guaranteed Term Group, the amount will be withdrawn first from the oldest Deposit Period, then from the next oldest, and so on until the amount requested is satisfied.

   As a Guaranteed Term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new Guaranteed Term, (b) transferred to other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to a deferred sales charge. If no direction is received by the Company at its Home Office by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to the current deposit period for a similar length guaranteed term. If the same guaranteed term is no longer available the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

   If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows you to transfer without an MVA to available guaranteed terms of the current deposit period or to other available investment options, or surrender without an MVA (if applicable, a deferred sales charge is assessed on the surrendered amount). The provision is available only during the calendar month immediately following a guaranteed term maturity date and only applies to the first transaction regardless of the amount involved in the transaction.

Mortality and Expense Risk Charges
   We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited rate.

--------------------------------------------------------------------------------

Transfers
   Amounts applied to a guaranteed term during a deposit period may not be transferred to any other funding option or to another guaranteed term during that deposit period or for 90 days after the close of that deposit period. This does not apply to (1) amounts transferred on the Maturity Date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the Maturity Date due to the election of an Annuity Option, (3) amounts transferred from the one-year Guaranteed Term in connection with the Dollar Cost Averaging Program; and (4) amounts distributed under the Estate Conservation or Systematic Withdrawal distribution. Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Except for transactions described in items (1), (3) and (4) above, amounts withdrawn or transferred from the Guaranteed Account prior to the maturity date will be subject to a Market Value Adjustment. However, only a positive aggregate MVA will be applied to transfers made due to annuitization under one of the lifetime Annuity Options described in item (2) above.

   The Certificate Holder may select a maximum of 18 different investment options during the Accumulation Period. Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional investment option.

   Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the Account.

   By notifying us at least 30 days prior to the Annuity Date, you may elect a variable annuity and have amounts that have been accumulating under the Guaranteed Account transferred to one or more of the Subaccounts available during the Annuity Period. The Guaranteed Account cannot be used as an investment option during the Annuity Period. Transfers made due to the election of a lifetime Annuity Option will be subject to only a positive aggregate MVA.

Death Benefit
   Full and partial withdrawals and transfers made from the Guaranteed Account within six months after the date of the Annuitant's death will be the greater of:

(1) the aggregate MVA amount (i.e., the sum of all market value adjusted amounts calculated due to a withdrawal of amounts) which may be greater or less than the Account Value of those amounts; or

(2) the applicable portion of the Account Value attributable to the Guaranteed Account.

   After the six-month period, the surrender or transfer amount will be adjusted for the aggregate MVA amount, which may be greater or less than the Account Value of those amounts.


Distribution
   The Company is the principal underwriter of the Contract. The Company is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.
   From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the Contracts, and may negotiate different commissions for these broker-dealers.


--------------------------------------------------------------------------------
                                      27

--------------------------------------------------------------------------------
                           VARIABLE ANNUITY ACCOUNT B
                                       OF
                    AETNA LIFE INSURANCE AND ANNUITY COMPANY
--------------------------------------------------------------------------------

              Statement of Additional Information dated May 1, 1997


                                  Marathon Plus
                              New York Growth Plus


This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 1997.


A free prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:


                    Aetna Life Insurance and Annuity Company
                                Customer Service
                              151 Farmington Avenue
                           Hartford, Connecticut 06156
                                 1-800-531-4547


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.



                                TABLE OF CONTENTS

                                                           Page
                                                           ----

General Information and History.........................     2
Variable Annuity Account B..............................     2
Offering and Purchase of Contracts......................     3
Performance Data........................................     3
      General...........................................     3
      Average Annual Total Return Quotations............     4
Annuity Payments........................................     9
Sales Material and Advertising..........................    10
Independent Auditors....................................    11
Financial Statements of the Separate Account............   S-1
Financial Statements of the Company.....................   F-1

                         GENERAL INFORMATION AND HISTORY


Aetna Life Insurance and Annuity Company (the "Company") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 1996, the Company had assets of $___ billion (subject to $___ billion of customer and other liabilities, $___ billion of shareholder equity) which includes $___ billion in assets held in the Company's separate accounts. The Company had $___ billion in assets under management, including $__ billion in its mutual funds. As of _________________, it ranked among the top __% of all U.S. life insurance companies by size. The Company is a wholly owned subsidiary of Aetna Retirement Holdings, Inc., which is in turn a wholly owned subsidiary of Aetna Retirement Services, Inc. and an indirect wholly owned subsidiary of Aetna Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.


In addition to serving as the principal underwriter and the depositor for the Separate Account, the Company is also a registered investment adviser under the Investment Advisers Act of 1940, and a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides investment advice to several of the registered management investment companies offered as variable investment options under the Contracts funded by the Separate Account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charges and administrative charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. See "Charges and Deductions" in the prospectus. The Company receives reimbursement for certain administrative costs from some unaffiliated sponsors of the Funds used as funding options under the Contract. These fees generally range up to 0.25%.

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

                           VARIABLE ANNUITY ACCOUNT B


Variable Annuity Account B (the "Separate Account") is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. The assets of each of the Subaccounts of the Separate Account will be invested exclusively in shares of the Funds described in the prospectus. Purchase Payments made under the Contract may be allocated to one or more of the Subaccounts. The Company may make additions to, deletions from or substitution of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions or under all Contracts.

The Funds currently available under the Contract are as follows:


        Aetna Variable Fund                                            Federated Prime Money Fund II
        Aetna Income Shares                                            Federated Utility Fund II
        Aetna Variable Encore Fund                                     Fidelity VIP Equity-Income Portfolio
        Aetna Investment Advisers Fund, Inc.                           Fidelity VIP Growth Portfolio
        Aetna Ascent Variable Portfolio                                Fidelity VIP High Income Portfolio
        Aetna Crossroads Variable Portfolio                            Fidelity VIP Overseas Portfolio
        Aetna Legacy Variable Portfolio                                Fidelity VIP II Asset Manager Portfolio
        Aetna Variable Capital Appreciation Portfolio                  Fidelity VIP II Contrafund Portfolio
        Aetna Variable Growth Portfolio                                Fidelity VIP II Index 500 Portfolio
        Aetna Variable Index Plus Portfolio                            Fidelity VIP II Investment Grade Bond Portfolio
        Aetna Variable Small Company Portfolio                         Janus Aspen Aggressive Growth Portfolio
        Alger American Balanced Portfolio                              Janus Aspen Balanced Portfolio
        Alger American Growth Portfolio                                Janus Aspen Flexible Income Portfolio
        Alger American Income and Growth Portfolio                     Janus Aspen Growth Portfolio
        Alger American Leveraged AllCap Portfolio                      Janus Aspen Short-Term Bond Portfolio
        Alger American MidCap Growth Portfolio                         Janus Aspen Worldwide Growth Portfolio
        Alger American Small Cap Portfolio                             Lexington Emerging Markets Fund, Inc.
        American Century VP Balanced                                   Lexington Natural Resources Trust
          (formerly "TCI Balanced")                                    MFS Emerging Growth Series
        American Century VP Capital Appreciation                       MFS Research Series
          (formerly "TCI Growth")                                      MFS Total Return Series
        American Century VP International                              MFS Value Series
          (formerly "TCI International")                               MFS World Governments Series
        Federated American Leaders Fund II                             Oppenheimer Capital Appreciation Fund
        Federated Fund for U. S. Government Securities II              Oppenheimer Global Securities Fund
        Federated Growth Strategies Fund II                            Oppenheimer Growth & Income Fund
        Federated High Income Bond Fund II                             Oppenheimer Strategic Bond Fund
        Federated International Equity Fund II


Complete descriptions of each of the Funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the Funds.

                       OFFERING AND PURCHASE OF CONTRACTS

The Company is both the depositor and the principal underwriter for the securities sold by the prospectus. The Company offers the Contracts through life insurance agents licensed to sell variable annuities who are Registered Representatives as defined in the prospectus. The offering of the Contracts is continuous. A description of the manner in which Contracts are purchased may be found in the prospectus under the sections titled "Purchase" and "Contract Valuation."

                                PERFORMANCE DATA

GENERAL

From time to time, the Company may advertise different types of historical performance for the Subaccounts of the Separate Account available under the Contracts. The Company may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and

Exchange Commission (the "standardized return"), as well as "non-standardized returns," both of which are described below.


The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial Purchase Payment of $1,000 is applied to the various Subaccounts under the Contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, maintenance fees, administrative charges, and deferred sales charges). These charges will be deducted on a pro rata basis in the case of fractional periods. The maintenance fee is converted to a percentage of assets based on the average account size under the Contracts described in the prospectus.


The non-standardized figures will be calculated in a similar manner, except that they will not reflect the deduction of any applicable deferred sales charge (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods.

If a Fund was in existence prior to the date it became available under the Contract, standardized and non-standardized total returns may include periods prior to such date. These figures are calculated by adjusting the actual returns of the Fund to reflect the charges that would have been assessed under the Contract had that Fund been available under the Contract during that period.

Investment results of the Subaccounts will fluctuate over time, and any presentation of the Subaccounts' total return quotations for any prior period should not be considered as a representation of how the Subaccounts will perform in any future period. Additionally, the Account Value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized

The tables shown below reflect the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 1996 for the Subaccounts available under the Contract. Table A reflects the total return quotations for Contracts issued nationwide (other than Contracts or Certificates issued in New York). Table B reflects the total return quotations for Marathon Plus and Growth Plus Contracts or Certificates issued in the state of New York. For those Subaccounts where results are not available for the full calendar period indicated, the percentage shown is an average annual return since inception (denoted with an asterisk).

                                                          TABLE A
                                         -------------------------------------------------------------------------------------------
                                                                                                                            FUND
         ($30 MAINTENANCE FEE)                      STANDARDIZED                         NON-STANDARDIZED                INCEPTION
                                                                                                                            DATE
 -----------------------------------------------------------------------------------------------------------------------------------
               SUBACCOUNT                1  Year    5 Years     10 Years    1 Year      3 Years    5 Years    10 Years
 -----------------------------------------------------------------------------------------------------------------------------------
 Aetna Variable Fund                                                                                                     04/30/75
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Income Shares                                                                                                     06/01/78
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Variable Encore Fund                                                                                              09/01/75
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Investment Advisers Fund, Inc.                                                                                    06/23/89
 -----------------------------------------------------------------------------------------------------------------------------------
 Aetna Ascent Variable Portfolio                                                                                         07/03/95
 -----------------------------------------------------------------------------------------------------------------------------------
 Aetna Crossroads Variable Portfolio                                                                                     07/03/95
 -----------------------------------------------------------------------------------------------------------------------------------
 Aetna Legacy Variable Portfolio                                                                                         07/03/95
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Variable Index Plus Portfolio                                                                                     09/12/96
-----------------------------------------------------------------------------------------------------------------------------------
 Alger American Balanced Portfolio                                                                                       09/05/89
 -----------------------------------------------------------------------------------------------------------------------------------
 Alger American Growth Portfolio                                                                                         01/08/89
 -----------------------------------------------------------------------------------------------------------------------------------
 Alger American Income and Growth
   Portfolio                                                                                                             11/14/88
 -----------------------------------------------------------------------------------------------------------------------------------
 Alger American Leveraged AllCap
   Portfolio                                                                                                             01/25/95
 -----------------------------------------------------------------------------------------------------------------------------------
 Alger American MidCap Growth Portfolio                                                                                  04/30/93
 -----------------------------------------------------------------------------------------------------------------------------------
 Alger American Small Cap Portfolio                                                                                      09/21/88
 -----------------------------------------------------------------------------------------------------------------------------------
 American Century VP Balanced                                                                                            05/01/91
 -----------------------------------------------------------------------------------------------------------------------------------
 American Century VP Capital
   Appreciation                                                                                                          11/20/87
 -----------------------------------------------------------------------------------------------------------------------------------
 American Century VP International                                                                                       05/01/94
 -----------------------------------------------------------------------------------------------------------------------------------
 Federated American Leaders Fund II                                                                                      02/10/94
 -----------------------------------------------------------------------------------------------------------------------------------
 Federated Fund for U.S. Government
   Securities II                                                                                                         03/28/94
 -----------------------------------------------------------------------------------------------------------------------------------
 Federated High Income Bond Fund II                                                                                      03/01/94
 -----------------------------------------------------------------------------------------------------------------------------------
 Federated Utility Fund II                                                                                               02/10/94
 -----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Equity-Income Portfolio                                                                                    10/22/86
-----------------------------------------------------------------------------------------------------------------------------------

                                     - 5 -


                                                          TABLE
                                         -------------------------------------------------------------------------------------------
                                                                                                                            FUND
         ($30 MAINTENANCE FEE)                      STANDARDIZED                         NON-STANDARDIZED                INCEPTION
                                                                                                                            DATE
 -----------------------------------------------------------------------------------------------------------------------------------
               SUBACCOUNT                1  Year    5 Years     10 Years    1 Year      3 Years    5 Years    10 Years
 -----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Growth Portfolio                                                                                           11/07/86
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP High Income Portfolio                                                                                      10/11/85
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Overseas Portfolio                                                                                         02/13/87
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Asset Manager                                                                                           09/06/89
   Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Contrafund Portfolio                                                                                    01/03/95
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Index 500 Portfolio                                                                                     08/27/92
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Investment Grade
   Bond Portfolio                                                                                                        12/05/88
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Aggressive Growth                                                                                           09/13/93
   Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Balanced Portfolio                                                                                          09/13/93
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Flexible Income Portfolio                                                                                   09/13/93
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Growth Portfolio                                                                                            09/13/93
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Short-Term Bond Portfolio                                                                                   09/13/93
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Worldwide Growth Portfolio                                                                                  09/13/93
-----------------------------------------------------------------------------------------------------------------------------------
 Lexington Emerging Markets Fund, Inc.                                                                                   03/31/94
-----------------------------------------------------------------------------------------------------------------------------------
 Lexington Natural Resources Trust                                                                                       10/14/91
-----------------------------------------------------------------------------------------------------------------------------------
 MFS Emerging Growth Series                                                                                              07/24/95
-----------------------------------------------------------------------------------------------------------------------------------
 MFS Research Series                                                                                                     07/26/95
-----------------------------------------------------------------------------------------------------------------------------------
 MFS Total Return Series                                                                                                 01/03/95
-----------------------------------------------------------------------------------------------------------------------------------
 MFS Value Series
-----------------------------------------------------------------------------------------------------------------------------------
 MFS World Governments Series                                                                                            06/14/94
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Capital Appreciation Fund
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Global Securities Fund
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Growth & Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Strategic Bond Fund
-----------------------------------------------------------------------------------------------------------------------------------


Please refer to the discussion preceding the Tables for an explanation of the charges included in the Standardized and Non-Standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

                                     TABLE B
                  CONTRACTS OR CERTIFICATES ISSUED IN NEW YORK

                                          ------------------------------------------------------------------------------------------
                                                                                                                            Fund
       ($30 annual maintenance fee)                  STANDARDIZED                         NON-STANDARDIZED               Inception
                                                                                                                            Date
                                          ------------------------------------------------------------------------------------------
                SUBACCOUNT                1  Year     5 Years     10 Years   1 Year      3 Years     5 Years   10 Years
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Fund                                                                                                   04/30/75
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Income Shares                                                                                                   06/01/78
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Encore Fund                                                                                            09/01/75
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Investment Advisers Fund, Inc.                                                                                  06/23/89
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Ascent Variable Portfolio                                                                                       07/03/95
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Crossroads Variable Portfolio                                                                                   07/03/95
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Legacy Variable Portfolio                                                                                       07/03/95
------------------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Index Plus Portfolio                                                                                   09/12/96
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Balanced Portfolio                                                                                     09/05/89
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Growth Portfolio                                                                                       01/08/89
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Income and Growth
     Portfolio                                                                                                           11/14/88
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap
     Portfolio                                                                                                           01/25/95
------------------------------------------------------------------------------------------------------------------------------------
   Alger American MidCap Growth                                                                                          04/30/93
     Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Small Cap Portfolio                                                                                    09/21/88
------------------------------------------------------------------------------------------------------------------------------------
   American Century VP Balanced                                                                                          05/01/91
------------------------------------------------------------------------------------------------------------------------------------
   American Century VP Capital
     Appreciation                                                                                                        11/20/87
------------------------------------------------------------------------------------------------------------------------------------
   American Century VP International                                                                                     05/01/94
------------------------------------------------------------------------------------------------------------------------------------
   Federated American Leaders Fund II                                                                                    02/10/94
------------------------------------------------------------------------------------------------------------------------------------
   Federated Fund for U.S. Government
     Securities II                                                                                                       03/28/94
------------------------------------------------------------------------------------------------------------------------------------
   Federated Growth Strategies Fund II                                                                                   11/01/95
------------------------------------------------------------------------------------------------------------------------------------
   Federated High Income Bond Fund II                                                                                    03/01/94
------------------------------------------------------------------------------------------------------------------------------------
   Federated International Equity Fund                                                                                   04/04/95
     II
------------------------------------------------------------------------------------------------------------------------------------
   Federated Prime Money Fund II                                                                                         11/14/94
------------------------------------------------------------------------------------------------------------------------------------
   Federated Utility Fund II                                                                                             02/10/94
------------------------------------------------------------------------------------------------------------------------------------

                                     - 7 -

                                          ------------------------------------------------------------------------------------------
                                                                                                                            Fund
       ($30 annual maintenance fee)                  STANDARDIZED                         NON-STANDARDIZED               Inception
                                                                                                                            Date
                                          ------------------------------------------------------------------------------------------
                SUBACCOUNT                1  Year     5 Years     10 Years   1 Year      3 Years     5 Years   10 Years
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP Equity-Income Portfolio                                                                                  10/22/86
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP Growth Portfolio                                                                                         11/07/86
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP High Income Portfolio                                                                                    10/11/85
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP Overseas Portfolio                                                                                       02/13/87
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP II Asset Manager                                                                                         09/06/89
     Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP II Contrafund Portfolio                                                                                  01/03/95
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP II Index 500 Portfolio                                                                                   08/27/92
------------------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP II Investment Grade
     Bond Portfolio                                                                                                      12/05/88
------------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Aggressive Growth                                                                                         09/13/93
     Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Balanced Portfolio                                                                                        09/13/93
------------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Flexible Income Portfolio                                                                                 09/13/93
------------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Growth Portfolio                                                                                          09/13/93
------------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Short-Term Bond Portfolio                                                                                 09/13/93
------------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Worldwide Growth                                                                                          09/13/93
     Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Lexington Emerging Markets Fund, Inc.                                                                                 03/31/94
------------------------------------------------------------------------------------------------------------------------------------
   Lexington Natural Resources Trust                                                                                     10/14/91
------------------------------------------------------------------------------------------------------------------------------------
   MFS Emerging Growth Series                                                                                            07/24/95
------------------------------------------------------------------------------------------------------------------------------------
   MFS Research Series                                                                                                   07/26/95
------------------------------------------------------------------------------------------------------------------------------------
   MFS Total Return Series                                                                                               01/03/95
------------------------------------------------------------------------------------------------------------------------------------
   MFS Value Series
------------------------------------------------------------------------------------------------------------------------------------
   MFS World Governments Series                                                                                          06/14/94
------------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Capital Appreciation Fund
------------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Global Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Growth & Income Fund
------------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Strategic Bond Fund
------------------------------------------------------------------------------------------------------------------------------------


Please refer to the discussion preceding the Tables for an explanation of the charges included in the Standardized and Non-Standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

                                ANNUITY PAYMENTS

When Annuity payments are to begin, the value of the Account is determined using Accumulation Unit values as of the tenth Valuation Date before the first Annuity payment is due. Such value (less any applicable premium tax) is applied to provide an Annuity in accordance with the Annuity and investment options elected.

The Annuity option tables found in the Contract show, for each form of Annuity, the amount of the first Annuity payment for each $1,000 of value applied. Thereafter, variable Annuity payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but Annuity payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Annuity payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the Annuity Period begins, the Annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first Annuity payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one Valuation Date to the next; such fluctuations reflect changes in the net investment factor for the appropriate Subaccount(s) (with a ten Valuation Date lag which gives the Company time to process Annuity payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the Annuity Period.

EXAMPLE:

Assume that, at the date Annuity payments are to begin, there are 3,000 Accumulation Units credited under a particular Account and that the value of an Accumulation Unit for the tenth Valuation Date prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the Annuity table in the Contract provides, for the option elected, a first monthly variable Annuity payment of $6.68 per $1000 of value applied; the Annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit for the Valuation Date on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate Subaccount is
1.0015000 as of the tenth Valuation Date preceding the due date of the second monthly payment, multiplying this factor by .9999058* (to neutralize the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.0014057. This is then multiplied by the Annuity Unit value for the prior Valuation Date (assume such value to be $13.504376) to produce an Annuity Unit value of $13.523359 for the Valuation Date on which the second payment is due.

The second monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.523359, which produces a payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

The Company may include hypothetical illustrations in its sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. The Company may also discuss the difference between variable annuity contracts and other types of savings or investment products, including, but not limited to, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in Accumulation Unit values for any of the Subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the Subaccount being compared.


We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Services, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life Subaccounts or their underlying funds by performance and/or investment objective. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds, reduced by applicable charges under the Separate Account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, including, but not limited to The Wall Street Journal, Money magazine, USA Today and The VARDS Report.


The Company may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective Certificate Holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the Contracts and the characteristics of and market for such financial instruments.

                              INDEPENDENT AUDITORS

KPMG Peat Marwick LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and the review of filings made with the SEC.

                              FINANCIAL STATEMENTS


                           VARIABLE ANNUITY ACCOUNT B

                                      Index


Independent Auditors' Report................................. S-
Statement of Assets and Liabilities.......................... S-
Statement of Operations...................................... S-
Statements of Changes in Net Assets.......................... S-
Notes to Financial Statements................................ S-
Condensed Financial Information.............................. S-







      FINANCIAL STATEMENTS OF VARIABLE ANNUITY ACCOUNT B AND OF AETNA LIFE
             INSURANCE AND ANNUITY COMPANY TO BE FILED BY AMENDMENT

                       STATEMENT OF ADDITIONAL INFORMATION




                           VARIABLE ANNUITY ACCOUNT B




                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                           VARIABLE ANNUITY ACCOUNT B
                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
     (a) Financial Statements: *
         (1)      Included in Part A:
                  Condensed Financial Information
         (2)      Included in Part B:
                  Financial Statements of Variable Annuity Account B:
                  - Independent Auditors' Report
                  - Statement of Assets and Liabilities as of December 31, 1996
                  - Statement of Operations for the year ended December 31, 1996
                  - Statements of Changes in Net Assets for the years ended
                    December 31, 1996 and 1995
                  - Notes to Financial Statements
                  Financial Statements of the Depositor:
                  - Independent Auditors' Report
                  - Consolidated Statements of Income for the years ended
                    December 31, 1996, 1995 and 1994
                  - Consolidated Balance Sheets as of December 31, 1996 and 1995
                  - Consolidated Statements of Changes in Shareholder's Equity
                    for the years ended December 31, 1996, 1995 and 1994
                  - Consolidated Statements of Cash Flows for the years ended
                    December 31, 1996, 1995 and 1994
                  - Notes to Consolidated Financial Statements

(b)  Exhibits
         (1)      Resolution of the Board of Directors of Aetna Life Insurance
                  and Annuity Company establishing Variable Annuity Account B(1)
         (2)      Not applicable
         (3.1)    Form of Selling Agreement(2)
         (3.2)    Alternative Form of Wholesaling Agreement and Related Selling
                  Agreement(3)
         (3.3)    Form of Federated Broker Dealer Agreement (9/2/94)(4)
         (4.1)    Form of Variable Annuity Contract G-MP1(5/96)
         (4.2)    Form of Variable Annuity Contract Certificate MP1Cert (5/96)
         (4.3)    Form of Variable Annuity Contract I-MP1(5/96)
         (4.4)    Form of Variable Annuity Contract G-CDA-96(NY)
         (4.5)    Form of Variable Annuity Contract Certificate GMCC-96(NY)
         (4.6)    Form of Endorsements MP1IRA(5/97) and I-MP1IRA(5/97) to
                  Contracts G-MP1(5/96) and MP1CERT(5/96)
         (4.7)    Form of Endorsements MP1QP(5/97) and I-MP1QP(5/97) to
                  Contracts G-MP1(5/96) and MP1CERT(5/96)

         (4.8) Form of Endorsements MP1TDA(5/97) and I-MP1TDA(5/97) to Contracts G-MP1(5/96) and MP1CERT(5/96)
         (4.9) Form of Endorsements MP1DC(5/97) and I-MP1(5/97) to Contracts G-MP1(5/96) and MP1CERT(5/96)
         (4.10) Form of Endorsements G-MP1IRA(11/96) to Contracts G-CDA-96(NY) and GMCC-96(NY)
         (4.11) Form of Endorsements MP1END(5/97) and I-MP1END (5/97) to Contracts GMP1(5/96) and MP1CERT(5/96)
         (5) Form of Variable Annuity Contract Applications (300-MAR-IB and 710.6.13)(5)
         (6.1) Certificate of Incorporation and By-Laws of Aetna Life Insurance and Annuity Company(7)
         (6.2) Amendment of Certificate of Incorporation of Aetna Life Insurance and Annuity Company(8)
         (7)      Not applicable
         (8.1) Fund Participation Agreement (Amended and Restated) between Aetna Life Insurance and Annuity Company, Alger American Fund and Fred Alger Management, Inc. dated as of March 31, 1995(3)
         (8.2) Form of Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company, Insurance Management Series and Federated Advisors (12/12/94)(9)
         (8.3) Fund Participation Agreements between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1996, May 1, 1995, January 1, 1996 and March 1, 1996(8)
         (8.4) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1996, May 1, 1995, January 1, 1996 and March 1, 1996(8)
         (8.5) Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(10)
         (8.6) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Janus Aspen Series dated April 19, 1994, and amended March 1, 1996(3)
         (8.7) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Lexington Management Corporation regarding Natural Resources Trust dated December 1, 1988 and amended February 11, 1991(3)
         (8.8) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Lexington Emerging Markets Fund, Inc. and Lexington Management Corporation (its investment advisor) dated April 28, 1994(2)
         (8.9) Fund Participation Agreement among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Financial Services Company

         (8.10)   First Amendment dated September 3,1996 to Fund Participation
                  Agreement among MFS Variable Insurance Trust, Aetna Life
                  Insurance and Annuity Company and Massachusetts Financial
                  Services Company(11)
         (8.11)   Form of Fund Participation Agreement between Aetna Life
                  Insurance and Annuity Company and Oppenheimer Variable Annuity
                  Account Funds and OppenheimerFunds, Inc.
         (8.12)   Fund Participation Agreement between Aetna Life Insurance and
                  Annuity Company, Investors Research Corporation and TCI
                  Portfolios, Inc. dated July 29, 1992 and amended December 22,
                  1992 and June 1, 1994(3)
         (8.13)   Form of Administrative Service Agreement between Aetna Life
                  Insurance and Annuity Company and Agency, Inc.(2)
         (9)      Opinion of Counsel*
         (10.1)   Consent of Independent Auditors*
         (10.2)   Consent of Counsel*
         (11)     Not applicable
         (12)     Not applicable
         (13)     Schedule for Computation of Performance Data(11)
         (14)     Not applicable
         (15.1)   Powers of Attorney(8)
         (15.2)   Authorization for Signatures(3)
         (27)     Financial Data Schedule*

*To be filed by amendment

1. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 22, 1996.
2. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on April 22, 1996.
3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 12, 1996.
4. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-79122), as filed electronically on August 16, 1995.
5. Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 33-34370), as filed on April 19, 1994.
6. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-87932), as filed electronically on September 18, 1996.
7. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed electronically on April 15, 1996.
8. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed electronically on February 11, 1997.
9. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-79122), as filed on September 15, 1994.

10. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-88720), as filed electronically on June 28, 1996.

11. Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on September 16, 1996.

Item 25. Directors and Officers of the Depositor

Name and Principal
Business Address*       Positions and Offices with Depositor

Daniel P. Kearney       Director and President

Timothy A. Holt         Director, Senior Vice President and Chief Financial
                        Officer

Christopher J. Burns    Director and Senior Vice President

Laura R. Estes          Director and Senior Vice President

Gail P. Johnson         Director and Vice President

John Y. Kim             Director and Senior Vice President

Shaun P. Mathews        Director and Vice President

Glen Salow              Director and Vice President

Creed R. Terry          Director and Vice President

Deborah Koltenuk        Vice President and Treasurer, Corporate Controller

Frederick D. Kelsven    Vice President and Chief Compliance Officer

Kirk P. Wickman         Vice President, General Counsel and Secretary


* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     Incorporated herein by reference to Item 26 of Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 (File No. 33-75964), as filed electronically on February 11, 1997.

Item 27. Number of Contract Owners

     As of December 31, 1996, there were 47,053 individuals holding interests in variable annuity contracts funded through Variable Annuity Account B.

Item 28. Indemnification

Reference is hereby made to Section 33-771(f) of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and Section 33-776(4) regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall indemnify their officers, directors, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, excise tax in the case of an employee benefit plan or reasonable expenses incurred with respect to a proceeding). In the case of a proceeding by or in the right of the corporation, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party. The corporation's obligation to provide such indemnification does not apply unless
(1) the individual has met the standard of conduct set forth in Section 33-771; and (2) a determination is made (by majority vote of a quorum of the board of directors who were not parties to the proceeding, or if a quorum cannot be obtained, by a committee of the board selected as described in Section 33-775(b)(2); by special legal counsel selected by the board of directors or members thereof as described in Section 33-775(b)(3); by shareholders) that the individual met the standard set forth in Section 33-771; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified. Also, unless limited by its Certificate of Incorporation, a corporation must indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because of his relationship as director, officer, employee or agent of the corporation.

The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who is or was a director, officer, employer or agent of the corporation. Consistent with the statute, Aetna Inc. has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Item 29. Principal Underwriter

     (a) In addition to serving as the principal underwriter and depositor for the Registrant, Aetna Life Insurance and Annuity Company (ALIAC) also acts as the principal underwriter and investment adviser for Aetna Variable Encore Fund, Aetna Variable Fund, Aetna Series Fund, Inc., Aetna Generation Portfolios, Inc., Aetna Income Shares, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, and Aetna Variable Portfolios, Inc. (all registered management investment companies under the 1940 Act). Additionally, ALIAC acts as the principal underwriter and depositor for Variable Life Account B and Variable Annuity Accounts C and G (separate accounts of ALIAC registered as unit investment trusts under the 1940 Act). ALIAC is also the principal underwriter for Variable Annuity Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust under the 1940
         Act).

     (b) See Item 25 regarding the Depositor.

     (c) Compensation as of December 31, 1996:


         (1)                      (2)                      (3)                  (4)                  (5)

Name of                 Net Underwriting          Compensation on
Principal               Discounts and             Redemption or          Brokerage
Underwriter             Commissions               Annuitization          Commissions        Compensation*
-----------             ----------------          ---------------        -----------        -------------
Aetna Life Insurance                              $288,029                                  $17,661,810
and Annuity Company

* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Variable Annuity Account B.

Item 30. Location of Accounts and Records

     All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the Rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

                      Aetna Life Insurance and Annuity Company
                      151 Farmington Avenue
                      Hartford, Connecticut  06156

Item 31. Management Services

     Not applicable

Item 32. Undertakings

     Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

     (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

     (d) The Company hereby represents that it is relying upon and will comply with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 22, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1989 Transfer Binder] Fed. SEC. L. Rep. (CCH) P. 78,904 at 78,523 (November 22, 1988).

     (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) Aetna Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Aetna Life Insurance and Annuity Company has duly caused this Post-Effective Amendment No. 26 to its Registration Statement on Form N-4 (File No. 33-34370) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 21st day of February, 1997.

                                VARIABLE ANNUITY ACCOUNT B OF AETNA
                                LIFE INSURANCE AND ANNUITY COMPANY
                                    (Registrant)

                          By:    AETNA LIFE INSURANCE AND ANNUITY COMPANY
                                    (Depositor)

                          By:    Daniel P. Kearney*
                                 ------------------------------------------
                                 Daniel P. Kearney
                                 President

     As required by the Securities Act of 1933, this Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 (File No. 33-34370) has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                                                              Date
---------                             -----                                                              ----

Daniel P. Kearney*                    Director and President                                         )
------------------------------------  (principal executive officer)                                  )
Daniel P. Kearney                                                                                    )
                                                                                                     )
Timothy A. Holt*                      Director, Senior Vice President and Chief                      )
-----------------------------------   Financial Officer                                              )
Timothy A. Holt                                                                                      )
                                                                                                     )
Christopher J. Burns*                 Director                                                       )   February
------------------------------------                                                                 )
Christopher J. Burns                                                                                 )   21, 1997
                                                                                                     )
Laura R. Estes*                       Director                                                       )
------------------------------------                                                                 )
Laura R. Estes                                                                                       )
                                                                                                     )
Gail P. Johnson*                       Director                                                      )
------------------------------------                                                                 )
Gail P. Johnson                                                                                      )





                                                                                                     )
John Y. Kim*                           Director                                                      )
------------------------------------                                                                 )
John Y. Kim                                                                                          )
                                                                                                     )
Shaun P. Mathews*                      Director                                                      )
------------------------------------                                                                 )
Shaun P. Mathews                                                                                     )
                                                                                                     )
Glen Salow*                            Director                                                      )
------------------------------------                                                                 )
Glen Salow                                                                                           )
                                                                                                     )
Creed R. Terry*                        Director                                                      )
------------------------------------                                                                 )
Creed R. Terry                                                                                       )
                                                                                                     )
Deborah Koltenuk*                     Vice President and Treasurer, Corporate Controller             )
------------------------------------                                                                 )
Deborah Koltenuk                                                                                     )

By:     /s/Julie E. Rockmore
        ------------------------------------------------------------
        Julie E. Rockmore
        *Attorney-in-Fact

                           VARIABLE ANNUITY ACCOUNT B
                                  EXHIBIT INDEX

Exhibit No.            Exhibit                                                                        Page
-----------            -------                                                                        ----
99-B.1                 Resolution of the Board of Directors of Aetna Life Insurance and Annuity              *
                       Company establishing Variable Annuity Account B

99-B.3.1               Form of Selling Agreement                                                             *

99-B.3.2               Alternative Form of Wholesaling Agreement and Related Selling Agreement               *

99-B.3.3               Form of Federated Broker Dealer Agreement (9/2/94)                                    *

99-B.4.1               Form of Variable Annuity Contract G-MP1(5/96)
                                                                                                      -----------------

99-B.4.2               Form of Variable Annuity Contract Certificate MP1Cert(5/96)
                                                                                                      -----------------

99-B.4.3               Form of Variable Annuity Contract I-MP1(5/96)
                                                                                                      -----------------

99-B.4.4               Form of Variable Annuity Contract G-CDA-96(NY)
                                                                                                      -----------------

99-B.4.5               Form of Variable Annuity Contract Certificate GMCC-96(NY)
                                                                                                      -----------------

99-B.4.6               Form of Endorsements MP1IRA(5/97) and I-MP1IRA(5/97) to Contracts
                       G-MP1(5/96) and MP1CERT(5/96)
                                                                                                      -----------------

99-B.4.7               Form of Endorsements MP1QP(5/97) and I-MP1QP(5/97) to Contracts G-MP1(5/96)
                       and MP1CERT(5/96)
                                                                                                      -----------------

99-B.4.8               Form of Endorsements MP1TDA(5/97) and I-MP1TDA(5/97) to Contracts
                       G-MP1(5/96) and MP1CERT(5/96)
                                                                                                      -----------------

99-B.4.9               Form of Endorsements MP1DC(5/97) and I-MP1DC(5/97) to Contracts G-MP1DC(5/96)
                       and MP1CERT(5/96)
                                                                                                      -----------------

99-B.4.10              Form of Endorsements G-MP1IRA(11/96)) to Contracts
                       G-CDA-96(NY) and GMCC-96(NY)
                                                                                                      -----------------

99-B.4.11              Form of Endorsements MP1END(5/97) and I-MP1END(5/97) to Contract GMP1(5/96)
                       and MP1CERT(5/96)
                                                                                                      -----------------

*Incorporated by reference





Exhibit No.            Exhibit                                                                        Page
-----------            -------                                                                        ----
99-B.5                 Form of Variable Annuity Contract Applications (300-MAR-IB and 710.6.13               *

99-B.6.1               Certificate of Incorporation and By-Laws of Depositor                                 *

99-B.6.2               Amendment of Certificate of Incorporation of Depositor                                *

99-B.8.1               Fund Participation Agreement (Amended and Restated) between Aetna Life                *
                       Insurance and Annuity Company, Alger American Fund and Fred Alger
                       Management, Inc. dated March 31, 1995

99-B.8.2               Form of Fund Participation Agreement by and among Aetna Life Insurance and            *
                       Annuity Company, Insurance Management Series and Federated Advisors
                       (12/12/94)


99-B.8.3               Fund Participation Agreements between Aetna Life                                      *
                       Insurance and Annuity Company, Variable Insurance
                       Products Fund and Fidelity Distributors Corporation dated
                       February 1, 1994 and amended on December 15, 1994,
                       February 1, 1996, May 1, 1995, January 1, 1996 and March
                       1, 1996

99-B.8.4               Fund Participation Agreement between Aetna Life Insurance                             *
                       and Annuity Company, Variable Insurance Products Fund
                       II and Fidelity Distributors Corporation dated February
                       1, 1994 and amended on December 15, 1994, February 1,
                       1996, May 1, 1995, January 1, 1996 and March 1, 1996


99-B.8.5               Service Agreement between Aetna Life Insurance and Annuity Company and                *
                       Fidelity Investments Institutional Operations Company dated as of November
                       1, 1995

99-B.8.6               Fund Participation Agreement between Aetna Life Insurance and Annuity                 *
                       Company and Janus Aspen Series dated April 19, 1994, and amended March 1,
                       1996

*Incorporated by reference





Exhibit No.            Exhibit                                                                        Page
-----------            -------                                                                        ----
99-B.8.7               Fund Participation Agreement between Aetna Life Insurance and Annuity                 *
                       Company and Lexington Management Corporation regarding Natural Resources
                       Trust dated December 1, 1988 and amended February 11, 1991

99-B.8.8               Fund Participation Agreement between Aetna Life Insurance and Annuity                 *
                       Company, Lexington Emerging Markets Fund, Inc. and Lexington Management
                       Corporation (its investment advisor) dated April 28, 1994

99-B.8.9               Fund Participation Agreement among MFS Variable Insurance Trust, Aetna Life
                       Insurance and Annuity Company and Massachusetts Financial Services Company     -----------------


99-B.8.10              First Amendment dated September 3,1996 to Fund Participation Agreement among          *
                       MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and
                       Massachusetts Financial Services Company

99-B.8.11              Form of Fund Participation Agreement between Aetna Life Insurance and
                       Annuity Company and Oppenheimer Variable Annuity Account Funds and             -----------------
                       OppenheimerFunds, Inc.

99-B.8.11.a            Form of Service Agreement between OppenheimerFunds, Inc. and Aetna Life
                       Insurance and Annuity Company                                                  -----------------

99-B.8.12              Fund Participation Agreement between Aetna Life Insurance and Annuity                 *
                       Company, Investors Research Corporation and TCI Portfolios, Inc. dated July
                       29, 1992 and amended December 22, 1992 and June 1, 1994

99-B.8.13              Form of Administrative Service Agreement between Aetna Life Insurance and             *
                       Annuity Company and Agency, Inc.

99-B.9                 Opinion of Counsel                                                                    **

99-B.10.1              Consent of Independent Auditors                                                       **

99-B.10.2              Consent of Counsel                                                                    **

99-B.13                Schedule for Computation of Performance Data                                          *

99-B15.1               Powers of Attorney                                                                    *

99-B.15.2              Authorization for Signatures                                                          *

27                     Financial Data Schedule                                                               **

*Incorporated by reference
**To be filed by amendment